As filed with the Securities and Exchange Commission on July 19, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARIBOU COFFEE COMPANY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Minnesota	5810	41-1731219
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3900 Lakebreeze Avenue, North
Brooklyn Center, Minnesota 55429
(763) 592-2200
(Address, Including Zip Code, and Telephone Number,
Including Area Code of Registrant’s Principal Executive Offices)

George E. Mileusnic
Chief Financial Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue, North
Brooklyn Center, Minnesota 55429
(763) 592-2200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code of Agent For Service)

With Copies to:

John J. Kelley III John D. Wilson King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 (404) 572-4600	Todd W. Eckland Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1440

       Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of Securities	Aggregate	Amount of
to be Registered	Offering Price(1)	Registration Fee

Common Stock, par value $0.01 per share	$90,000,000	$10,593

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act, and includes shares the underwriters have the option to purchase solely to cover over allotments, if any.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 19, 2005
PROSPECTUS
                                     Shares
Common Stock

           This is Caribou Coffee Company, Inc.’s initial public offering. We are selling                      shares of our common stock.
        We expect the public offering price to be between $          and $           per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “CBOU.”
        Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
        The underwriters may also purchase up to an additional                      shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over allotments.
        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
        The shares will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.	Thomas Weisel Partners LLC

SunTrust Robinson Humphrey
The date of this prospectus is                     , 2005.

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

        Caribou Coffee is a registered trademark of Caribou Coffee Company, Inc. We have a number of other registered marks, service marks, trademarks and trade names, and trademark applications, related to our products, services and concepts, and other phrases that we use throughout this prospectus. All other registered marks, service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY
        This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus, before you decide to invest in shares of our common stock. Unless otherwise indicated, references to “Caribou Coffee Company, Inc.,” “Caribou,” “Caribou Coffee,” “our company,” “we,” “us” and “our” refer to Caribou Coffee Company, Inc., together with our consolidated subsidiaries.
Business
        We are the second largest company-owned gourmet coffeehouse operator in the United States based on the number of coffeehouses. As of May 29, 2005, we had 322 coffeehouses, including three licensed locations and four joint venture locations. Our coffeehouses are located in 12 states and the District of Columbia, including 151 coffeehouses in Minnesota and 54 coffeehouses in Illinois. We offer our customers high-quality gourmet coffee and espresso-based beverages, as well as specialty teas, baked goods, whole bean coffee, branded merchandise and related products. In addition, we sell our products to grocery stores and mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and other commercial customers. We focus on creating a unique experience for our customers through the combination of our high-quality products, distinctive coffeehouse environment and customer service.
        We have been in a period of accelerated growth since early 2003. During this period, we have implemented a series of strategic initiatives to improve our operations, including:

•	enhancing our focus on customer service;

•	improving our selection and training of store personnel;

•	strengthening our site selection strategy;

•	increasing coffeehouse openings; and

•	developing new products and promotions.
        Our net sales have grown at a compounded annual rate of 22.1% from 2002 to 2004. Our comparable coffeehouse net sales have grown 3.2% in 2003, 8.0% in 2004 and 10.4% in the first quarter of 2005. From December 29, 2002 to May 29, 2005, we expanded from 203 to 322 coffeehouses. During this time period, we also expanded geographically, increasing the number of our coffeehouses outside of Minnesota from 105 to 171.
        Our strategy is to expand our concept into a nationally recognized brand in the United States while adding select international locations through licensing.
Competitive Strengths
        We believe we have achieved a leadership position in the gourmet coffee market based on the following strengths:

•	Unique Customer Experience. Our mission statement is to create “an experience that makes the day better” by focusing on three key elements:

•	High-Quality, Differentiated Product. We offer high-quality coffee-based, espresso-based and non-coffee-based hot and cold beverages that meet the demanding taste preferences of our customers. To maintain product quality, we source only the highest grades of arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards.

•	Coffeehouse Environment. Our coffeehouse interiors reflect the atmosphere of a mountain lodge, featuring fireplaces, exposed wooden beams and leather sofas and chairs. This warm and inviting environment encourages customers to relax and enjoy our products, while also providing convenience for take-out customers who are focused on quick service.

•	Dedication to Customer Service. We encourage our coffeehouse team members to have personal interaction with customers, including knowing customers’ names and preferred beverages, while providing fast service and a quality beverage.

•	Strong Brand Awareness. We believe our brand is well known within the retail gourmet coffee market and that we have particularly strong brand awareness in markets where we have a significant coffeehouse presence. We believe our brand awareness has resulted from our marketing efforts, distinctive Caribou Coffee logo and signage, all of which will promote our brand as we expand into new markets.

•	Scalable Infrastructure. We have made capital investments to build our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. We are operating at less than our full roasting capacity, and we believe we can expand our capacity with limited incremental capital expenditures.

•	Strong Company Culture. We have a strong, well defined, service-oriented culture that our employees embrace. We believe that our culture will allow us to maintain our focus on quality and customer service as we expand our business.

•	Experienced Management Team. We are led by a management team with significant experience in the restaurant and branded consumer products industries. Our Chairman and Chief Executive Officer, Michael J. Coles, has more than 40 years of specialty retail experience and the other members of our senior management team have an average of more than 15 years of relevant experience.
Growth Strategy
        Our growth objective is to profitably build a leading consumer brand in the gourmet coffee category. The key elements of our growth strategy include:

•	Continuing to Open New Company-Operated Coffeehouse Locations. We have opened 107 company-operated locations in the past two fiscal years. As of May 29, 2005, we had opened 17 coffeehouses in 2005 and plan to open an additional 63 to 73 coffeehouses this year and 105 to 115 coffeehouses in 2006. We intend to further penetrate a number of our existing markets and to expand into new markets. We have improved and refined our rigorous site selection process, which we believe is integral to the successful execution of our growth strategy. This process includes using a statistical model, which compares the trade-area demographics and site attributes of our existing coffeehouses to potential new locations and allows us to select sites that are most likely to be successful and profitable.

•	Increasing our Comparable Coffeehouse Net Sales and Enhancing Operating Margins. We will continue our efforts to increase our comparable coffeehouse net sales, including increasing our brand awareness through marketing efforts and introducing new products and promotions. Through these efforts, we have achieved positive comparable coffeehouse net sales during each of the last two fiscal years and the first quarter of 2005. As our comparable coffeehouse net sales increase, we expect our operating margins at those coffeehouses to improve.

•	Expanding Complementary Distribution Channels. We are continuing our efforts to expand the distribution channels for our products to increase our revenue sources, profitability and brand awareness. These complementary distribution channels include:

•	Commercial Channels — We will continue to offer our products through a variety of commercial channels, including grocery stores and mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues and college campuses.

•	Mail-order and Internet — These channels allow us to reach customers familiar with our brand who may not have convenient access to our coffeehouses.

•	Expanding our Licensing Business. We intend to strategically license the Caribou Coffee brand, primarily in international locations. For example, we have entered into a master license agreement with a local licensee to develop 250 coffeehouses in the Middle East through 2012 and expect the first coffeehouses under this agreement to open in the second half of 2005. We also intend to license locations in the United States in order to gain access to certain attractive locations, such as airports, or to take advantage of other strategic opportunities.
Industry Overview
        Gourmet coffee, or what is sometimes called specialty coffee, is coffee roasted using only premium coffee beans such as the arabica bean. The arabica bean is widely considered superior to its counterpart, the robusta bean, which is used mainly in non-gourmet coffee. According to the Specialty Coffee Association of America, or the SCAA, the U.S. specialty coffee beverage market was approximately $9.6 billion in 2004, up from $8.4 billion in 2002, growing at a 6.9% compounded annual growth rate. That growth has been aided by the growth of U.S. coffeehouses, which grew from 15,400 in 2002 to 18,600 in 2004, representing a 9.9% compounded annual growth rate, as reported by the SCAA. We believe that growth in the gourmet coffee market also has been aided by several other factors, including broader distribution of gourmet coffees through supermarkets, the introduction of new gourmet coffee products and the popularity of the gourmet foods market.
        According to the National Coffee Association’s National Coffee Drinking Trends 2004, approximately 16% of American adults drink specialty coffee on a daily basis and nearly 56% drink gourmet coffee on an occasional basis. We believe the gourmet coffee business is among the highest growth opportunities in the restaurant and retail industries and is supported by evolving lifestyle trends and broad consumer appeal.
Our Majority Shareholder
        Our majority shareholder is an affiliate of Arcapita Bank B.S.C.(c), a global investment group founded in 1997 with offices in Atlanta, London and Bahrain. We refer to Arcapita and its affiliates collectively as either Arcapita or our majority shareholder in this prospectus. Arcapita has total assets of over $1.2 billion and has executed transactions valued at over $7 billion in three main lines of business – corporate investment (private equity), real estate investment and asset-based investment. Arcapita’s corporate investment line of business has invested over $1 billion in equity across 17 transactions totaling over $2 billion in transaction value. Current and past corporate investments span a broad range of industries, including consumer products, healthcare, specialized manufacturing and technology. Portfolio companies include Cypress Communications (a telecommunications provider), Church’s Chicken (a quick service restaurant chain), Cirrus Industries (a general aviation aircraft manufacturer), Loehmann’s (a specialty retailer) and TLC Health Care Services (a national home nursing provider).
Corporate Information
        We were incorporated in 1992 in Minnesota. Our principal executive offices are located at 3900 Lakebreeze Avenue, North, Brooklyn Center, Minnesota 55429, and our telephone number is (763)592-2200. Our website is located at www.cariboucoffee.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Shares outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ . We intend to use those net proceeds as follows:

• to repay all amounts outstanding under our lease financing arrangement;

• for expansion and development, primarily to open new coffeehouses; and

• for general corporate purposes.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	CBOU
        Unless specifically stated otherwise, all information contained in this prospectus:

•	gives effect to a for split of shares of our common stock immediately prior to the closing of this offering; and

•	assumes that the underwriters do not exercise their option to purchase up to additional shares from us to cover overallotments.
        The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of July 15, 2005, and includes                      shares of common stock to be issued by us upon the closing of this offering and excludes the following:

•	1,712,892 shares of our common stock subject to stock options outstanding under our 1994 Stock Awards Plan and 2001 Stock Option Plan as of July 15, 2005 at a weighted average exercise price of $9.40 per share; and

•	500,000 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan.

Summary Financial and Other Data
(In thousands, except per share and operating data)
        The table below summarizes our consolidated statement of operations and additional operating data for each of our fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005 and each of the 13 weeks ended March 28, 2004 and April 3, 2005 and our balance sheet data as of April 3, 2005. The consolidated statement of operations and additional operating data for each of the three fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and additional operating data for each of the 13 weeks ended March 28, 2004 and April 3, 2005 and the consolidated balance sheet data as of April 3, 2005 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial statements. Operating results for the 13 weeks ended April 3, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending January 1, 2006. The summary balance sheet data as of April 3, 2005 is presented on an actual basis and on an as adjusted basis to give effect to the sale of the shares of common stock in this offering by us at an assumed public offering price of $           per share and the application of the estimated net proceeds, after deducting the estimated underwriting discount, estimated offering expenses and the write-off of deferred financing fees associated with the termination of our lease financing arrangement. The shares used in the calculation of net income (loss) per share reflect a                     for                     split of shares of our common stock that will occur immediately prior to the closing of this offering.
        You should read the following summary consolidated financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Fiscal Year Ended			Thirteen Weeks Ended

	December 29,	December 28,	January 2,	March 28,	April 3,
	2002	2003	2005	2004	2005

				(Unaudited)
Statement of Operations Data:
Net sales:
Coffeehouses	$103,291	$121,812	$157,535	$34,397	$44,187
Other	4,663	1,924	3,336	614	1,046

Total net sales	107,954	123,736	160,871	35,011	45,233
Operating income (loss)	3,924	(53)	(632)	(297)	219
Net income (loss)	$3,113	$(937)	$(2,074)	$(500)	$(437)
Basic and diluted net income (loss) per share	$0.31	$(0.09)	$(0.20)	$(0.05)	$(0.04)
Basic and diluted shares used in calculation of net income (loss) per share(1)	9,972	10,011	10,349	10,346	10,352

Non-GAAP Financial Measures:
EBITDA(2)	$11,786	$11,561	$13,894	$2,720	$4,243
Adjusted EBITDA(2)	12,628	11,856	14,858	2,790	4,326

	Fiscal Year Ended			Thirteen Weeks Ended

	December 29,	December 28,	January 2,	March 28,	April 3,
	2002	2003	2005	2004	2005

				(Unaudited)
Operating Data:
Percentage change in comparable coffeehouse net sales(3)	(1.5)%	3.2%	8.0%	9.8%	10.4%
Coffeehouses open at beginning of period	185	203	251	251	304
Coffeehouses opened during the period	24	50	57	6	10
Coffeehouses closed during period	(6)	(2)	(4)	—	—

Coffeehouses open at end of period	203	251	304	257	314
Licensed coffeehouses open at end of period	—	—	2	—	3

Total coffeehouses open at end of period	203	251	306	257	317

	April 3, 2005

	Actual	As Adjusted

	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,750
Total assets	83,991
Capital lease obligations	22,424
Accumulated deficit	(20,417)
Total shareholders’ equity	33,363

(1)	For the fiscal year ended December 29, 2002, basic shares were 9,970 and diluted shares were 9,972. In each other period presented, the number of shares used in the calculation of basic and diluted net income (loss) per share is the same because all outstanding stock options were antidilutive.

(2)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income (loss) plus: (a) lease financing expense, net; (b) depreciation and amortization; and (c) income taxes. Adjusted EBITDA for the periods presented is different from EBITDA because we further adjust net income for the following items: (a) minority interest; and (b) non-cash closing costs and asset disposals. For a description of our use of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) to these non-GAAP financial measures, see the discussion and related table below.

(3)	A new coffeehouse is included in the calculation of the change in comparable coffeehouse net sales beginning in its thirteenth full fiscal month of operations.
        We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance for the following reasons:

•	Our coffeehouse leases are generally short-term (5-10 years) and we must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened 201 coffeehouses from the beginning of fiscal 2000 through April 3, 2005, including 107 coffeehouses in the last two fiscal years. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

•	Minority interest reflects the portion of net income or loss that is attributable to our partners in our two consolidated joint ventures. Because we control the operations of the coffeehouses operated by these joint ventures, we believe it is more representative of the operating performance of these coffeehouses to include their full results in Adjusted EBITDA.

•	Non-cash closing costs and asset disposals include the write-off of the leasehold improvements and fixed assets associated with coffeehouses closed during the period and non-coffeehouse assets. We believe it is useful to adjust for these non-cash items because these expenses are not indicative of our core operating performance.
        Our management uses EBITDA and Adjusted EBITDA:

•	as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our coffeehouse operations;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to establish targets for certain management compensation matters; and

•	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.
        EBITDA and Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.
        We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

        The table below reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented.

				Thirteen Weeks
	Fiscal Year Ended			Ended

	December 29,	December 28,	January 2,	March 28,	April 3,
	2002	2003	2005	2004	2005

				(Unaudited)
Statement of Operations Data:
Net income (loss)	$3,113	$(937)	$(2,074)	$(500)	$(437)
Lease financing expense, net	467	502	958	132	423
Depreciation and amortization(1)	8,050	11,768	14,791	3,087	4,106
Provision for income taxes	156	228	219	1	151

EBITDA	11,786	11,561	13,894	2,720	4,243
Minority interest	188	153	265	70	82
Non-cash closing costs and asset disposals	654	142	699	0	1

Adjusted EBITDA	$12,628	$11,856	$14,858	$2,790	$4,326

(1)	Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.

RISK FACTORS
        Investing in shares of our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained in this prospectus before purchasing the shares of our common stock in this offering. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”
Risks Related to Our Business
We have a history of net losses and may incur losses in the future.
        We have incurred net losses in each of the last two fiscal years and in all but two years since our inception in 1992. Our net losses were $0.9 million for the year ended December 28, 2003, $2.1 million for the year ended January 2, 2005 and $0.4 million for the 13 weeks ended April 3, 2005, and as of April 3, 2005, we had an accumulated deficit of $20.4 million. We may continue to incur net losses, and we cannot assure you that we will be profitable in future periods.
        We will continue to incur significant operating expenses to grow our business and the number of our coffeehouses. Accordingly, we will need to increase our net sales at a rate greater than our expenses to achieve profitability. We cannot predict whether we will become profitable in future periods. Even if we become profitable, we may not be able to sustain profitability.
If we are not able to grow our business based on our planned business strategy, the results of our operations and our financial condition may be adversely impacted.
        As of May 29, 2005, we had 322 coffeehouses, including three licensed locations and four joint venture locations. To achieve our goal of continuing to grow our business and the number of our coffeehouses, we must:

•	obtain suitable sites at acceptable costs in highly competitive real estate markets;

•	successfully manage new coffeehouses;

•	hire, train and retain qualified personnel;

•	continue to improve and expand our coffee, other beverage and food offerings;

•	expand our commercial sales;

•	attract licensees who will operate coffeehouses internationally and in certain strategic situations domestically;

•	continue to upgrade inventory control, marketing and information systems; and

•	maintain strict quality control from the purchase of coffee beans to the cup of freshly brewed coffee in a customer’s hand.
        Implementation of our growth strategy may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems. Furthermore, our results of operations and financial condition may be adversely affected if we are unable to implement our business strategy or if our business strategy proves to have been flawed.
If we fail to continue to develop and maintain our brand, our business could suffer.
        We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to our products. We intend to increase our marketing expenditures to create and maintain brand loyalty as well as increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future revenue or implement our business strategy.
We will need to raise significant additional capital in order to continue to grow our business, which subjects us to the risks that we may be unable to maintain or grow our business as planned or that our shareholders may be subject to substantial additional dilution.
        We will need to raise capital in addition to the proceeds from this offering in order to continue to expand our business and open new coffeehouses. We may also require additional capital to respond to competitive pressures, to make capital improvements at our coffeehouses or to acquire necessary technologies. In raising additional capital, we will need to comply with requirements resulting from financing restrictions required by our majority shareholder, which may affect our ability to obtain financing on a timely basis if we have immediate liquidity needs. We do not know if we will be able to raise additional financing or financing on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, develop and expand our business or otherwise respond to competitive pressures would be significantly impaired. In such a case, our stock price would likely be materially and adversely impacted.
        In addition, if we raise additional funds through the issuance of equity or convertible or exchangeable securities, the percentage ownership of our existing shareholders will be reduced. These newly issued securities may have rights, preferences and privileges senior to those of existing shareholders.
We compete with a number of companies for customers. The success of these competitors could have an adverse effect on us.
        Our primary competitors for coffee beverage sales are other gourmet coffee shops and other restaurants. In all markets in which we do business, there are numerous competitors in the gourmet coffee beverage business, and we expect this situation to continue. Starbucks Corporation, which we refer to in this prospectus as Starbucks, is the clear gourmet coffeehouse segment leader with 6,605 locations in the United States and 2,656 internationally as of April 3, 2005. Our primary competitors in addition to Starbucks are regional or local market coffeehouses, such as Dunn Brothers in the Minneapolis market. We also compete with numerous convenience stores, restaurants, coffee shops and street vendors and, to a certain degree, with quick service restaurants such as Dunkin’ Donuts. As we continue to expand geographically, we expect to encounter additional regional and local competitors. We must spend significant resources to differentiate our customer experience, which is defined by our products, coffeehouse environment and customer service, from the offerings of our competitors. Despite these efforts, our competitors still may be successful in attracting our customers.
        Competition in the gourmet coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the market. The financial, marketing and operating resources of these new market entrants may be greater than our resources. In addition, some of our existing competitors have substantially greater financial, marketing and operating resources. Our failure to compete successfully against current or future competitors could have an adverse effect on our business, including loss of customers, declining net sales and loss of market share.
We may not be successful in maintaining or expanding our commercial business.
        As we seek to take advantage of opportunities with existing and potential commercial customers, we may not be successful in maintaining our existing commercial customers or attracting new commercial customers. We do not have contracts with many of our commercial customers and one or more of them could choose to discontinue purchasing our products at any time. A large percentage of our commercial business is concentrated in a small number of customers and we expect that this concentration will continue in the future. Consequently, the loss of any one customer in this area could have a significant adverse impact on our commercial business. In addition, we may not be able to attract new commercial customers, which would impede our ability to achieve our growth strategy.

We may not be able to manage our expected growth, which could adversely affect our operating results.
        As of May 29, 2005, we had opened 17 new company-operated coffeehouses in 2005 and plan to open an additional 63 to 73 coffeehouses this year and 105 to 115 coffeehouses in 2006. We intend to continue to develop additional coffeehouses and investigate licensing opportunities. Our growth has increased our operating complexity and the level of responsibility for new and existing management. Our anticipated growth could place a strain on our management, employees and operations. Our ability to compete effectively and to manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future growth could adversely affect our ability to implement our business strategy or our results of operations.
Our new coffeehouses may not achieve market acceptance or the same levels of profitability in the geographic regions we enter or be profitable in existing markets.
        Our expansion plans depend on opening coffeehouses in new markets where we have little or no operating experience. The success of these new coffeehouses will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets we enter, as well as our ability to generate market awareness of the Caribou Coffee brand. Our coffeehouses in Minnesota, which account for approximately half of our coffeehouses and net sales, have consistently been more profitable than our coffeehouses outside of Minnesota. Although we have opened coffeehouses in other markets and expect to continue to do so, we may never achieve the same levels of profitability at these other coffeehouses as we have with those located in Minnesota.
        Our expansion plans also depend on opening new coffeehouses in existing markets. New coffeehouses may take longer to reach profitability, thereby affecting our overall profitability and results of operations. Moreover, we may not be successful in operating our new coffeehouses on a profitable basis. In addition, our failure to achieve market acceptance or profitability at one or more of our new coffeehouses could put a significant strain on our financial resources and could limit our ability to further expand our business.
A significant interruption in the operation of our roasting or distribution facility could potentially disrupt our operations.
        We have only one coffee roasting and distribution facility. A significant interruption in the operation of this facility, whether as a result of broken equipment, a natural disaster or other causes, could significantly impair our ability to operate our business on a day-to-day basis.
Because our business is highly dependent on a single product, gourmet coffee, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.
        Our business is not diversified and consists of buying, blending and roasting coffee beans and operating gourmet coffeehouses. Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Shifts in consumer preferences away from the gourmet coffee segment would have a material adverse effect on our results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.
We depend on the expertise of key personnel. If these individuals leave or change their role without effective replacements, our operations may suffer.
        The success of our business to date has been, and our continuing success will be, dependent to a large degree on the continued services of our executive officers, especially our Chairman and Chief

Executive Officer, Michael J. Coles, and our other key personnel who have extensive experience in our industry. If we lose the services of any of these integral personnel and fail to manage a smooth transition to new personnel, our business could suffer. We do not carry key person life insurance on any of our executive officers or other key personnel.
We may not be able to hire or retain additional coffeehouse managers and other coffeehouse personnel and our recruiting and compensation costs may increase as a result of turnover, both of which may increase our costs and reduce our profitability and may adversely impact our ability to implement our business strategy.
        Our success depends upon our ability to attract and retain highly motivated, well-qualified coffeehouse managers and other coffeehouse personnel. We face significant competition in the recruitment of qualified employees. Our ability to execute our business strategy and provide high quality customer service may suffer if we are unable to recruit or retain a sufficient number of qualified employees or if the costs of employee compensation or benefits increase substantially. Additionally, coffeehouse manager and hourly employee turnover in our industry is high. If quality employees cannot be retained we may be required to increase our recruiting and compensation expenses, which may reduce our profitability.
Our roasting methods are essential to the quality of our coffee, and our business would suffer if our competitors were able to duplicate them.
        We consider our roasting methods essential to the flavor and richness of our coffee and, therefore, essential to our brand. If our competitors copy our roasting methods, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.
We are susceptible to adverse trends and economic conditions in Minnesota.
        As of May 29, 2005, 151, or 47%, of our coffeehouses were located in Minnesota. Our Minnesota coffeehouses accounted for approximately half of our net sales during the year ended January 2, 2005 and during the 13 weeks ended April 3, 2005. As a result, we are susceptible to adverse trends and economic conditions in that state. In addition, given our geographic concentration in the Upper Midwest, negative publicity in that region regarding any of our coffeehouses could have a material effect on our business and operations throughout the region, as could other regional occurrences such as local strikes, new or revised laws or regulations, adverse weather conditions, natural disasters or disruptions in the supply of food products.
Because we rely heavily on third party shipping companies to deliver our coffee, any disruption in their services or increase in shipping costs could adversely affect our sales and profitability.
        We rely on a number of third party shipping companies to deliver coffee to our distribution and roasting facility and our coffeehouses as well as to mail-order or Internet-order customers. We have no control over these companies and the services provided by them may be interrupted or disrupted as a result of labor shortages, contract disputes or other factors. If we experience an interruption or disruption in these services, we may be unable to ship our coffee in a timely manner. A delay in shipping could:

•	have an adverse impact on the quality of the coffee shipped, and thereby adversely affect our brand and reputation;

•	result in the disposal of an amount of coffee that could not be shipped in a timely manner; and

•	require us to contract with alternative, and possibly more expensive, shipping companies.
        If there is a significant increase in shipping costs, we may face a decrease in revenue and profits. If we bear these costs without an increase in our prices, then our profit margins would go down. If the costs are passed on to the customers in the form of higher prices, then our net sales may suffer if the cost differential is large enough to create a consumer reaction that would adversely affect the demand of our products.
We could be subject to complaints or claims from our customers or adverse publicity resulting from those complaints or claims.
        We may be the subject of complaints from or litigation by customers who allege beverage or food-related illnesses, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from any such complaints or allegations may divert our management’s time and attention and materially adversely affect our brand perception, sales and profitability, or the market price of our common stock, regardless of whether or not such complaints or allegations are true or whether or not we are ultimately held liable. A lawsuit or claim also could result in an expensive settlement, defense, or penalty.
Complaints or claims by current, former or prospective employees could adversely affect us.
        We may be the subject of complaints or litigation from current, former or prospective employees from time to time. We have received a complaint from three of our former employees for a lawsuit that claims we misclassified our retail store managers and managers in training as exempt from the overtime provisions of the Minnesota Fair Labor Standards Act and the federal Fair Labor Standards Act, and that these managers and managers in training are therefore entitled to overtime compensation. These employees seek to represent themselves and all of our allegedly similarly situated current and former (within specified time periods) store managers and managers in training. This claim or any other complaints or litigation involving current, former or prospective employees could divert our management’s time and attention from our business operations and might potentially result in substantial costs of defense, settlement or other disposition.
We may not be able to renew leases or control rent increases at our retail locations or obtain leases for new stores.
        All of our coffeehouses are presently located on leased premises. Upon the expiration of some of these leases, there is no automatic renewal or option to renew. Consequently, at the end of the term of the lease, we might be forced to find a new location to lease or close the coffeehouse. If we do negotiate a new lease at the existing location or an extension of the existing lease, the rent may increase substantially. Any of these events could adversely affect our profitability. Other leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value. In addition, we intend to lease locations for the new coffeehouses we plan to open. We compete with numerous other retailers and restaurants for store sites in the highly competitive market for retail real estate and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases, or renew existing ones, on acceptable terms, which could adversely affect our net sales and brand-building initiatives.
Our growth through licensing may not occur as rapidly as we currently anticipate and may be subject to additional risks.
        As part of our growth strategy, we will continue to seek licensees to operate coffeehouses under the Caribou Coffee brand in international markets and in certain strategic domestic locations or venues. We believe that our ability to recruit, retain and contract with qualified licensees will be increasingly important to our operations as we expand. Our licensees are dependent upon the availability of adequate sources of financing in order to meet their development obligations. Such financing may not be available to our licensees, or only available upon disadvantageous terms. Our license strategy may not enhance our results of operations. In addition, coffeehouse openings contemplated under our existing license agreement or any future license agreement may not open on the anticipated development schedule or at all.

        Expanding through licensing exposes our business and brand to risks because the quality of licensed operations will be beyond our immediate control. Even if we have contractual remedies to cause licensees to maintain operational standards, enforcing those remedies may require litigation and therefore our image and reputation may suffer, unless and until such litigation is successfully concluded.
Growth of our international operations may be adversely affected by factors outside of our control.
        As part of our growth strategy, we will continue to seek licensees to operate coffeehouses internationally under the Caribou Coffee brand. As a result, our business and operations will be increasingly subject to the risk of changes in economic conditions and, to a lesser extent, changes in social and political conditions inherent in foreign operations, including changes in U.S. laws and regulations relating to foreign trade and investment. In addition, consumer tastes vary from region to region, and consumers located in the regions in which we may expand our retail operations may not be as receptive to gourmet coffees as consumers in existing markets.
Compliance with health, environmental, safety and other government regulations applicable to us could increase costs and affect profitability.
        Each of our coffeehouses and our roasting facility is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations, or could materially and adversely affect the operation of existing coffeehouses. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective or timely basis in order to construct and develop coffeehouses in the future.
We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our sales and profitability.
        The success of our coffeehouses depends in part on our brand, logos, branded merchandise and other intellectual property. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brand may be harmed, which could have a material adverse effect on our business. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as diversion of management attention.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
        Upon completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, which we refer to in this prospectus as the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of shares of our common stock.
        Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with disclosure controls and procedures discussed above, are designed to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of shares of our common stock.
We have a significant number of options outstanding to acquire shares of our common stock that, when exercised, will dilute existing shareholders and could decrease the market price of our common stock.
        We have a significant number of outstanding options to acquire shares of our common stock at various price ranges. In addition to the dilution our shareholders will experience once these options are exercised, our shareholders could experience a decline in the market price of our common stock from the sale of these shares in the public market. Although we currently are not required to record stock-based compensation charges to earnings in connection with stock option grants to our employees, the adoption of Statement of Financial Accounting Standard, or SFAS, No. 123R, “Share-Based Payments,” issued in December 2004 by the Financial Accounting Standards Board, or the FASB, will require us to record stock-based compensation charges to earnings for employee stock option grants commencing with our first quarter of 2006. Such charges will negatively impact our earnings, if any. The negative impact of future equity based grants on the market price of our common stock may be exacerbated by our adoption of SFAS No. 123R in 2006, which will require us to increase significantly the amount of compensation expense we record upon such grants.
Changes in other existing financial accounting standards or practices or taxation rules or practices may adversely affect our results of operations.
        In addition to the impact on our earnings of SFAS No. 123R, other changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.
Risks Related to Our Industry
Our gourmet coffee contains caffeine and other active compounds, the health effects of some of which are not fully understood.
        A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profitability.
A shortage in the supply, or an increase in the price, of coffee beans could adversely affect our net sales.
        The supply and price of coffee beans are subject to significant volatility. Although most coffee beans are traded in the commodity market, the high-grade arabica coffee beans we buy tend to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions or civil unrest or strikes due to the poor conditions imposed on many coffee farmers. In addition, coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of coffee beans through agreements establishing export quotas or restricting coffee supplies worldwide. Our ability to raise sales prices in response to rising coffee bean prices may be limited, and our profitability could be adversely affected if coffee bean prices were to rise substantially. Moreover, passing price increases on to our customers could result in losses in sales volume or margins in the future. Similarly, rapid sharp decreases in the cost of coffee beans could also force us to lower sales prices before we have realized cost reductions in our coffee bean inventory.
We face the risk of fluctuations in the cost, availability and quality of our non-coffee raw ingredients.
        The cost, availability and quality of non-coffee raw ingredients for our products are subject to a range of factors. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited supplier choices and are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. In particular, the supply and price of dairy products are subject to significant volatility. Our ability to raise sales prices in response to increases in prices of these non-coffee raw ingredients may be limited, and our profitability could be adversely affected if the prices of these ingredients were to rise substantially.
Risks Related to Our Structure
Arcapita will continue to have substantial control over us after this offering, and could limit your ability to influence the outcome of matters requiring shareholder approval and may support corporate actions that conflict with other shareholders’ interests.
        After this offering, Arcapita will beneficially own 8,754,184 shares, or approximately        %, of the outstanding shares of our common stock. Arcapita’s ownership of shares of our common stock could have the effect of delaying or preventing a change of control of us, could discourage a potential acquirer from obtaining control of us, even if the acquisition or merger would be in the best interest of our shareholders, or could otherwise affect our business because of our compliance with Shari’ah principles as described below. This could have an adverse effect on the market price for shares of our common stock. Arcapita would also be able to significantly influence the election of directors to our board. Two of the           members of our board of directors will be representatives of Arcapita immediately after this offering.
Our compliance with Shari’ah principles may make it difficult for us to obtain financing and may limit the products we sell.
        Our majority shareholder operates its business and makes its investments in a manner consistent with the body of Islamic principles known as Shari’ah. Consequently, we operate our business in a manner that is consistent with Shari’ah principles and will continue to do so for so long as Arcapita is a significant shareholder. Shari’ah principles regarding the lending and borrowing of money are complicated, requiring application of qualitative and quantitative standards. The negotiation and documentation of financing that is compliant with these principles are generally complex and time consuming. As such, if we have immediate liquidity needs, we may not be able to obtain financing that is compliant with Shari’ah principles on a timely basis. A Shari’ah-compliant company is prohibited from engaging in derivative hedging transactions such as interest rate swaps or futures, forward options or other instruments designed to hedge against changes in interest rates or the price of commodities we purchase. Also, a Shari’ah-compliant company is prohibited from dealing in the areas of alcohol, gambling, pornography, pork and pork-related products.
We may be subject to adverse publicity resulting from alleged statements about Arcapita or complaints or questions from our customers arising from such adverse publicity.
        During 2002, we were subject to adverse publicity due to attempts to connect Arcapita with inflammatory and controversial statements made by one of its former outside advisors, in his individual capacity, regarding a variety of subjects, including events in the Middle East. We may be subject to similar adverse publicity in the future. Even if unfounded, such adverse publicity could divert our management’s time and attention and adversely affect the way our customers perceive us, our net sales or results of operations, in the aggregate or at individual coffeehouses, or the market price for shares of our common stock.
Risks Related to this Offering
Our stock price may be volatile and you could lose all or part of your investment.
        Prior to this offering, you could not buy or sell shares of our common stock in the public market. An active public market for shares of our common stock may not develop or be sustained after this offering. The market for initial public offerings has been extremely volatile. The following factors could cause the price of shares of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in the gourmet coffee industry;

•	fluctuations in stock market prices and volumes;

•	issuances of shares of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	seasonal fluctuations;

•	the timing of coffeehouse openings;

•	changes in financial estimates or recommendations by securities analysts regarding us or shares of our common stock; and

•	announcements by us or our competitors of new properties, acquisitions or joint ventures.
        Volatility in the market price of shares of our common stock may prevent investors from being able to sell their shares of common stock at or above our initial public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources.
The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.
        If our shareholders sell shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.
        Upon completion of this offering, we will have outstanding                      shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the                      shares to be sold in this offering will be freely tradable. We, our officers and directors, Arcapita and certain of our other existing shareholders have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period,                      shares will be freely tradeable pursuant to Rule 144(k) under the Securities Act of 1933 and another                      shares will be eligible for resale pursuant to Rule 144 under the Securities Act of 1933, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
        We also intend to file a registration statement covering shares of our common stock issuable under our 1994 Stock Awards Plan, 2001 Stock Option Plan and 2005 Equity Incentive Plan. Once we register those shares, shares issued under these plans will be freely tradable, subject to the lock-up agreements described above, any vesting or other restrictions imposed by the terms of those awards and the volume, manner of sale, holding period and other limitations of Rule 144 that will apply to our officers, directors and other affiliates.
Provisions in our articles of incorporation and bylaws and of Minnesota law have anti-takeover effects that could prevent a change in control that could be beneficial to our shareholders, which could depress the market price of shares of our common stock.
        Our articles of incorporation and bylaws and Minnesota corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for shares of our common stock. These provisions:

•	authorize our board of directors to issue preferred stock and to determine the powers, preferences and privileges of those shares, which will be senior to our common stock, without prior shareholder approval;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by shareholders at shareholder meetings;

•	provide that directors may be removed by shareholders only for cause;

•	limit the right of our shareholders to call a special meeting of shareholders; and

•	impose procedural and other requirements that could make it difficult for shareholders to effect some corporate actions.
You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase.
        The initial public offering price of shares of our common stock is substantially higher than the net tangible book value per outstanding share of common stock. You will incur immediate and substantial dilution of $           per share in the net tangible book value of shares of our common stock from the initial public offering price of $               . This means that if we were to be liquidated immediately after this offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Additional dilution will occur upon the exercise of outstanding options.

Management will have broad discretion as to the use of a portion of the proceeds from this offering, and may not use the proceeds effectively.
        We will use approximately $          of the net proceeds from this offering for expansion and development of our business, primarily to open new coffeehouses, and for general corporate purposes. However, we have not designated specific expenditures for all of those proceeds. Accordingly, our management will have broad discretion as to the application of those proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate and spend those proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not lead to profitability or increase the market value of shares of our common stock.
We will incur increased costs as a result of being a public company.
        We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market, or Nasdaq, require corporate governance practices of public companies. We expect these rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. During the first year following this offering, these costs will include expenses associated with documenting and verifying internal control procedures as required by Section 404 of the Sarbanes-Oxley Act. We also expect to incur significant costs to obtain and maintain directors and officers insurance.
Because we do not intend to pay dividends, shareholders will benefit from an investment in shares of our common stock only if it appreciates in value.
        We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.
FORWARD-LOOKING STATEMENTS
        This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described under “Risk Factors” above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
        At an assumed initial public offering price of $           per share, we will receive $          from our sale of                      shares of common stock in this offering, after deducting the estimated underwriting discount and estimated offering expenses of approximately $               . If the underwriters exercise their over-allotment option in full, we will receive an additional $          in net proceeds.
        Under our current lease financing arrangement, we are required to use the net proceeds from this offering to repay the amount outstanding under the arrangement. As a result, we expect to use $          of the net proceeds from this offering to repay all amounts outstanding under our lease financing arrangement. Our lease financing arrangement has a maturity date of June 29, 2009, and the amount outstanding under the facility was $22.4 million at April 3, 2005. As of April 3, 2005, the average financing rate on the amounts outstanding under our lease financing arrangement was 6.4% per annum. In addition, we intend to use the $          of the remaining net proceeds for expansion and development, primarily to open new coffeehouses, and the remaining net proceeds for general corporate purposes. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term investments.
DIVIDEND POLICY
        We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION
        The following table sets forth our capitalization and our cash and cash equivalents as of April 3, 2005 on:

•	an actual basis (which reflects the for stock split of shares of our common stock immediately prior to the closing of this offering); and

•	an as adjusted basis to give effect to:

•	a for stock split of shares of our common stock immediately prior to the closing of this offering;

•	the issuance and sale of shares of common stock offered by us in this offering; and

•	the application of the estimated net proceeds from the sale of our common stock, after deducting the estimated underwriting discount and estimated offering expenses.
        You should read this table in conjunction with our consolidated financial statements and the related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	April 3, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands)
Cash and cash equivalents	$3,750	$

Long-term obligations:
Capital lease obligations	$22,424	$
Other long term liabilities	11,378
Minority interests in affiliates	209

Total long-term obligations	34,011
Shareholders’ equity:
Common stock, par value $0.01 per share; 20,000,000 shares authorized and 10,352,577 shares issued and outstanding (actual); shares authorized and shares issued and outstanding (as adjusted)	104
Additional paid-in capital	53,676
Accumulated deficit(1)	(20,417)

Total shareholders’ equity	33,363

Total capitalization	$67,374	$

(1)	The change in accumulated deficit reflects the write-off of approximately $1.4 million of deferred financing fees associated with the termination of our lease financing arrangement.
        This table excludes the following shares:

•	1,712,892 shares of our common stock subject to stock options outstanding under our 1994 Stock Awards Plan and 2001 Stock Option Plan as of July 15, 2005 at a weighted average exercise price of $9.40 per share; and

•	500,000 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan.

DILUTION
        If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to shares of our common stock as of April 3, 2005 was $                million, or $           per share. Our net tangible book value assumes the                     for                     split of shares of our common stock immediately prior to the closing of this offering.
        Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of shares of our common stock by us in this offering at the initial public offering price of $           per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us and the write-off of deferred financing fees associated with the termination of our lease financing arrangement, the adjusted net tangible book value attributable to shares of our common stock as of April 3, 2005 would have been approximately $                million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to the holders of our existing common stock and an immediate dilution of $           per share to new investors purchasing shares of common stock at the initial public offering price.

Assumed initial public offering price per share		$
Net tangible book value per share as of April 3, 2005	$
Increase per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

        The following table sets forth, as of April 3, 2005, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing shareholders and by the new investors in this offering at the initial public offering price of $           per share, before deducting the estimated underwriting discount and estimated offering expenses payable by us and the write-off of deferred financing fees associated with the termination of our lease financing arrangement.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders
New investors

Total

        If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing shareholders will represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new public investors will increase to or approximately % of the total number of shares of our common stock outstanding after this offering.
        The foregoing discussion and tables assume no exercise of stock options to purchase 1,712,892 shares of our common stock subject to stock options outstanding under our 1994 Stock Awards Plan and 2001 Stock Option Plan as of July 15, 2005 at a weighted average exercise price of $9.40 per share. To the extent that any options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION
(In thousands, except per share and operating data)
        The table below presents our selected consolidated financial data as of and for each of our fiscal years ended December 31, 2000, December 30, 2001, December 29, 2002, December 28, 2003 and January 2, 2005, for the 13 weeks ended March 28, 2004 and as of and for the 13 weeks ended April 3, 2005. The consolidated statement of operations and additional operating data for our fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005 and the balance sheet data as of December 28, 2003 and January 2, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations and additional operating data for the fiscal year ended December 30, 2001 and the balance sheet data as of December 30, 2001 and December 29, 2002 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations and additional operating data for the fiscal year ended and the balance sheet data as of December 31, 2000 are derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations data and the additional operating data for the 13 weeks ended March 28, 2004 and April 3, 2005 and the consolidated balance sheet data as of April 3, 2005 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial statements. Operating results for the 13 weeks ended April 3, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending January 1, 2006. The shares used in calculation of net income (loss) per share reflect a                     for                     split of shares of our common stock that will occur immediately prior to closing of this offering.
        You should read the following selected consolidated financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Fiscal Year Ended					Thirteen Weeks Ended

	December 31,	December 30,	December 29,	December 28,	January 2,	March 28,	April 3,
	2000	2001	2002	2003	2005	2004	2005

	(Unaudited)					(Unaudited)
Statement of Operations Data:
Net sales:
Coffeehouses	$81,200	$95,137	$103,291	$121,812	$157,535	$34,397	$44,187
Other	6,657	5,722	4,663	1,924	3,336	614	1,046

Total net sales	87,857	100,859	107,954	123,736	160,871	35,011	45,233
Cost of sales and related occupancy costs	38,382	42,583	44,883	50,641	65,320	14,374	18,045
Operating expenses	30,602	36,670	40,064	49,364	65,030	14,598	18,372
Opening expenses	385	580	439	822	1,202	197	308
Depreciation and amortization	5,871	6,472	7,431	10,453	13,382	2,810	3,687
General and administrative expenses(1)	12,590	9,639	10,296	12,343	15,535	3,209	4,601
Closing expense and disposal of assets	152	383	917	166	1,034	120	1

Operating (loss) income	(125)	4,532	3,924	(53)	(632)	(297)	219
Other expense:
Lease financing expense, net	(1,382)	(438)	(467)	(502)	(957)	(132)	(423)
Minority interest	(300)	(287)	(188)	(154)	(266)	(70)	(82)

	Fiscal Year Ended					Thirteen Weeks Ended

	December 31,	December 30,	December 29,	December 28,	January 2,	March 28,	April 3,
	2000	2001	2002	2003	2005	2004	2005

	(Unaudited)					(Unaudited)
(Loss) income before provision for income taxes	(1,807)	3,807	3,269	(709)	(1,855)	(499)	(286)
Provision for income taxes	103	600	156	228	219	1	151

Net (loss) income	$(1,910)	$3,207	$3,113	$(937)	$(2,074)	$(500)	$(437)

Preferred shareholder dividends	2,783	—	—	—	—	—	—
Basic and diluted net (loss) income per share	$(1.73)	$0.32	$0.31	$(0.09)	$(0.20)	$(0.05)	$(0.04)
Basic and diluted shares used in calculation of net (loss) income per share(2)	2,718	9,970	9,972	10,011	10,349	10,346	10,352

Non-GAAP Financial Measures:
EBITDA(3)	$5,856	$11,253	$11,786	$11,561	$13,894	$2,720	$4,243
Adjusted EBITDA(3)	9,481	11,850	12,628	11,856	14,858	2,790	4,326

Operating Data:
Percentage change in comparable coffeehouse net sales(4)	6.0%	0.3%	(1.5)%	3.2%	8.0%	9.8%	10.4%
Coffeehouses open at beginning of period	134	152	185	203	251	251	304
Coffeehouses opened during the period	22	38	24	50	57	6	10
Coffeehouses closed during period	(4)	(5)	(6)	(2)	(4)	—	—

Coffeehouses open at end of period	152	185	203	251	304	257	314
Licensed coffeehouses open at end of period	—	—	—	—	2	—	3

Total coffeehouses open at end of period	152	185	203	251	306	257	317

	December 31,	December 30,	December 29,	December 28,	January 2,	April 3,
	2000	2001	2002	2003	2005	2005

	(Unaudited)					(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$9,008	$2,984	$2,645	$4,779	$7,618	$3,750
Total assets	45,008	47,930	51,973	62,010	86,207	83,991
Total notes payable and capital lease obligations	5,062	3,821	1,668	5,334	19,924	22,424
Accumulated deficit	(23,289)	(20,082)	(16,969)	(17,905)	(19,979)	(20,417)
Total shareholders’ equity	27,458	30,339	33,496	35,817	33,793	33,363

(1)	General and administrative expenses for the fiscal year 2000 include $3.3 million for the cash settlement of stock options.

(2)	For the fiscal year ended December 29, 2002, basic shares were 9,970 and diluted shares were 9,972. In each other period presented, the number of shares used in the calculation of basic and diluted net (loss) income per share is the same because all outstanding stock options were antidilutive.

(3)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is equal to net (loss) income plus: (a) lease financing expense, net; (b) depreciation and amortization; and (c) income taxes. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust net income for the following items: (a) minority interest; (b) cash settlement of stock options;

and (c) non-cash closing costs and asset disposals. For a description of our use of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) to these non-GAAP financial measures, see the discussion and related table below.

(4)	A new coffeehouse is included in the calculation of the change in comparable coffeehouse net sales beginning in its thirteenth full fiscal month of operations.

        We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance for the following reasons:

•	Our coffeehouse leases are generally short-term (5-10 years) and we must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened 201 coffeehouses from the beginning of fiscal 2000 through April 3, 2005, including 107 coffeehouses in the last two fiscal years. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

•	Minority interest reflects the portion of net income or loss that is attributable to our partners in our two consolidated joint ventures. Because we control the operations of the coffeehouses operated by these joint ventures, we believe it is more representative of the operating performance of these coffeehouses to include their full results in Adjusted EBITDA.

•	In connection with the purchase of 88% of our outstanding stock by our majority shareholder in 2000, we recorded a $3.3 million expense resulting from the cash settlement of certain stock options. We believe it is useful to compare the results of other years to fiscal 2000 excluding non-recurring expenses.

•	Non-cash closing costs and asset disposals include the write-off of the leasehold improvements and fixed assets associated with coffeehouses closed during the period and non-coffeehouse assets. We believe it is useful to adjust for these non-cash items because these expenses are not indicative of our core operating performance.
        Our management uses EBITDA and Adjusted EBITDA:

•	as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our coffeehouse operations;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to establish targets for certain management compensation matters; and

•	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.
        EBITDA and Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.
        We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.
        The table below reconciles net (loss) income to EBITDA and Adjusted EBITDA for the periods presented.

	Fiscal Year Ended					Thirteen Weeks Ended

	December 31,	December 30,	December 29,	December 28,	January 2,	March 28,	April 3,
	2000	2001	2002	2003	2005	2004	2005

	(Unaudited)					(Unaudited)
Statement of Operations Data:
Net (loss) income	$(1,910)	$3,207	$3,113	$(937)	$(2,074)	$(500)	$(437)
Lease financing expense, net(1)	1,382	438	467	502	958	132	423
Depreciation and amortization(2)	6,281	7,008	8,050	11,768	14,791	3,087	4,106
Provision for income taxes	103	600	156	228	219	1	151

EBITDA	5,856	11,253	11,786	11,561	13,894	2,720	4,243
Minority interest	300	287	188	153	265	70	82
Cash settlement of stock options	3,275	—	—	—	—	—	—
Non-cash closing costs and asset disposals	50	310	654	142	699	0	1

Adjusted EBITDA	$9,481	$11,850	$12,628	$11,856	$14,858	$2,790	$4,326

(1)	Lease financing expense, net for the fiscal year ended December 31, 2000 includes a write-off of $0.5 million for deferred financing fees resulting from the early termination of our outstanding debt.

(2)	Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
        The following discussion should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”
Overview
        We are the second largest company-owned gourmet coffeehouse operator in the United States based on the number of coffeehouses. As of May 29, 2005, we had 322 retail locations, including three licensed locations and four joint venture locations. Our coffeehouses are located in 12 states and the District of Columbia, including 151 coffeehouses in Minnesota and 54 coffeehouses in Illinois. We focus on offering our customers high-quality gourmet coffee and espresso-based beverages, and also offer specialty teas, baked goods, whole bean coffee, branded merchandise and related products. In addition, we sell our products to grocery stores and mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and other commercial customers.
        We were founded in Minnesota in 1992. We have been in a period of accelerated growth since the arrival of our Chief Executive Officer and President, Michael J. Coles, in January 2003. Under the direction of Mr. Coles and the rest of our management team, we have implemented a series of strategic initiatives to improve our operations, including:

•	enhancing our focus on customer service;

•	improving our selection and training of store personnel;

•	strengthening our site selection strategy;

•	increasing coffeehouse openings; and

•	developing new products and promotions.
        Our net sales have grown at a compounded annual rate of 22.1% from 2002 to 2004. Our comparable coffeehouse net sales have grown at 3.2% in 2003, 8.0%, in 2004 and 10.4% in the first quarter of 2005. From December 29, 2002 to May 29, 2005, we expanded from 203 to 322 coffeehouses. During such time period, we also expanded geographically, increasing the number of our coffeehouses outside of Minnesota from 105 to 171.
        We review our operations based on both financial and non-financial metrics. Among the key financial metrics upon which management focuses in reviewing our performance are comparable coffeehouse net sales, Adjusted EBITDA, cash flow from operations before general and administrative expenses, general and administrative expenses and capital expenditures. Among the key non-financial metrics upon which management focuses in reviewing performance are the number of new coffeehouse openings, average check and transaction count.
        We intend to continue to strategically expand our coffeehouse locations in our existing markets as well as in new markets that have attractive demographics. As of May 29, 2005, we had opened 17 new company-operated coffeehouses in 2005 and plan to open an additional 63 to 73 coffeehouses this year and 105 to 115 coffeehouses in 2006. We also have begun to expand internationally by entering into a master license agreement with a local licensee to develop coffeehouses in the Middle East and expect the first coffeehouses under this agreement to open in the second half of 2005. Our goal is to expand our concept into a nationally recognized brand in the United States while adding select international locations through licensing.

Critical Accounting Policies
        Our consolidated financial statements and the related notes contain information that is pertinent to management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Our actual results might, under different assumptions and conditions, differ from our estimates. We believe the following critical accounting policies are significant or involve additional management judgment due to the sensitivity of the methods, assumptions, and estimates necessary in determining the related asset and liability amounts.
        Long-lived assets. The FASB’s issuance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and the Accounting Principles Board, or APB, Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed. SFAS No. 144 requires management judgments regarding the future operating and disposition plans for marginally performing assets and estimates of expected realizable values for assets to be sold. Actual results may differ from those estimates. The application of SFAS No. 144 has affected the amount and timing of charges to our operating results that have been significant in recent years. We periodically evaluate possible impairment at the individual coffeehouse level, and record an impairment loss whenever we determine impairment factors are present. We consider a history of coffeehouse operating losses to be the primary indicator of potential impairment for individual coffeehouse locations. A lack of improvement at the coffeehouses we are monitoring, or deteriorating results at other coffeehouses, could result in additional impairment charges. Historically, the entire net book value of the assets at a coffeehouse has been written off once the coffeehouse has been deemed impaired. During fiscal 2004, because the assets related to seven coffeehouses were impaired, we recorded a charge of approximately $1.0 million. During the 13 weeks ended April 3, 2005, because the assets related to one coffeehouse were impaired, we recorded a charge of $0.1 million.
        Stock options. We use the method of accounting for employee stock options allowed under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and have adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure,” which requires pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. During December 2004, FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion 25. SFAS No. 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS No. 123R are effective for us beginning in the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are evaluating the requirements under SFAS No. 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share. However, it will not have an effect on our overall cash flow.
        Lease accounting. We enter into operating leases for all of our coffeehouse locations. Certain of our leases provide for scheduled rent increases during the lease terms or for rental payments commencing on a date that is other than the date we take possession. In accordance with the FASB’s Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” we recognize rent expense on leases for coffeehouse and office buildings on a straight line basis over the initial lease term and renewal periods that are reasonably assured commencing on the date we take possession. We use the date of initial possession (regardless of when rent payments commence) to begin recognition of rent expense, which is generally the date we begin to add leasehold improvements to ready the site for its intended use. In accordance with the FASB’s Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases,” we record landlord allowances as deferred rent in other long-term liabilities on our consolidated balance sheets and amortize such amounts as a component of cost of sales and related occupancy costs on a straight-line basis over the term of the related leases.
        Income taxes. We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
        Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences of loss carryforwards and temporary differences between the book and tax basis of assets and liabilities. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based upon historical taxable income. Given that we have had net operating losses, we have recognized a valuation allowance equal to 100% of our net deferred tax assets. As we update our estimates, we may need to establish an additional valuation allowance, which could have a material negative impact on our results of operations or financial position. As of January 2, 2005, our loss carryforward was $10.6 million and our valuation allowance was $7.8 million. The net operating loss carryforwards will begin to expire in 2011, if not utilized.
Fiscal Periods
        Our fiscal year ends on the Sunday falling nearest to December 31. Fiscal years 2000, 2001, 2002 and 2003 included 52 weeks, while fiscal year 2004 included 53 weeks. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year. Each fiscal quarter consists of two four-week months and one five-week month, except that the 14-week quarter consists of two four-week months and one six-week third month.

Results of Operations
        Our operating results for fiscal years 2002, 2003 and 2004 and for the 13 weeks ended March 28, 2004 and April 3, 2005, expressed as a percentage of total net sales, were as follows:

				Thirteen Weeks
	Fiscal Year Ended			Ended

	December 29,	December 28,	January 2,	March 28,	April 3,
	2002	2003	2005	2004	2005

				(Unaudited)
Statement of Operations Data:
Net sales:
Coffeehouses	95.7%	98.4%	97.9%	98.2%	97.7%
Other	4.3	1.6	2.1	1.8	2.3

Total net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales and related occupancy costs	41.6	40.9	40.6	41.1	39.9
Operating expenses	37.1	39.9	40.4	41.7	40.6
Opening expenses	0.4	0.7	0.7	0.6	0.7
Depreciation and amortization	6.9	8.4	8.3	8.0	8.2
General and administrative expenses	9.5	10.0	9.7	9.2	10.2
Closing expense and disposal of assets	0.8	0.1	0.6	0.3	0.0

Operating income (loss)	3.6	0.0	(0.4)	(0.8)	0.5
Lease financing expense, net	(0.5)	(0.4)	(0.6)	(0.4)	(0.9)
Minority interest	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)

Income (loss) before provision for income taxes	3.0	(0.6)	(1.2)	(1.4)	(0.6)
Provision for income taxes	0.1	0.2	0.1	—	0.3

Net income (loss)	2.9%	(0.8)%	(1.3)%	(1.4)%	(1.0)%

Net Sales
        Net sales are gross sales less promotional discounts, which historically have been approximately 3% to 4% of net sales. Our net sales are composed of two categories: coffeehouse net sales and other net sales. Coffeehouse net sales consist of sales of beverage, food, whole coffee beans and coffee-related merchandise at our company-operated coffeehouses. Other net sales consist of sales to various commercial customers, mail order and Internet sales, sales to licensees and license fees.
Comparable Coffeehouse Net Sales
        In calculating comparable coffeehouse net sales, we include company-operated coffeehouses in the comparable coffeehouse base beginning in the coffeehouse’s thirteenth full fiscal month of operations. Comparable coffeehouse net sales compare the period presented to the equivalent period in the prior year. At December 29, 2002, December 28, 2003 and January 2, 2005, there were 177, 195 and 235 coffeehouses in our comparable coffeehouse base. At March 28, 2004 and April 3, 2005, there were 206 and 249 coffeehouses in our comparable coffeehouse base.

Costs and Expenses
        Cost of sales and related occupancy costs. Cost of sales consists of coffee, dairy, packaging, food, related merchandise, warehousing and freight costs. These are variable costs, and increase with sales volume. Coffeehouse occupancy costs include all rent payments associated with the leasing of real estate, including base straight-line rent, percentage rent, property taxes, common area maintenance expense and utilities expense. We record tenant improvement allowances as a reduction of occupancy expense over the initial term of our leases.
        Operating expenses. Operating expenses include coffeehouse team member wages, bonuses, taxes and benefits for coffeehouse team members, and other direct coffeehouse level operating expenses including the cost of supplies, services, repairs and maintenance, communication, insurance, credit card processing and marketing.
        Opening expenses. Opening expenses, which are expensed as incurred, include the costs of training the initial coffeehouse team members, the cost of labor used during the period before opening, the cost of initial quantities of supplies, rent and other direct costs related to the opening of a coffeehouse.
        Depreciation and amortization. Depreciation and amortization includes depreciation on coffeehouse assets and amortization of coffeehouse lease acquisition costs.
        General and administrative expenses. General and administrative expenses include all corporate and administrative functions that support our coffeehouses and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management, supervisory and staff salaries, bonuses and related taxes and employee benefits; travel; information systems; training; headquarters facility rent and related occupancy costs; and professional and consulting fees. The salaries, bonus and employee benefits costs included as general and administrative expenses are generally more fixed in nature than our operating expenses and do not vary directly with the number of coffeehouses we operate.
        Closing expense and disposal of assets. Closing expense and disposal of assets includes the costs associated with terminating a coffeehouse lease and the loss from the write-off of coffeehouse and non-coffeehouse assets.
        Lease financing expense, net. Lease financing expense, net represents the payment of rent and the amortization of deferred financing fees under our lease financing arrangement, net of interest income from notes receivable.
        Minority interest. Minority interest consists of the portion of net income or loss that is attributable to our partners in our consolidated joint ventures.
Thirteen Weeks Ended April 3, 2005 Compared to Thirteen Weeks Ended March 28, 2004
Net Sales
        Total net sales increased $10.2 million, or 29.2%, to $45.2 million in the first quarter of fiscal 2005, from $35.0 million in the first quarter of fiscal 2004. This increase was primarily due to a $3.5 million, or 10.4%, increase in comparable coffeehouse net sales and a $6.3 million increase from coffeehouses not included in the calculation of comparable coffeehouse net sales. During the first quarter of fiscal 2005, our transaction count increased 2.0% and average check increased 8.4% for comparable coffeehouses compared to the first quarter of fiscal 2004. Other net sales increased by $0.4 million, or 70.4%, from the first quarter of fiscal 2004 as a result of an increase in the number of commercial coffee, mail order and Internet customers partly due to the favorable press surrounding our coffee quality.
Costs and Expenses
        Cost of sales and related occupancy costs. Cost of sales and related occupancy costs increased $3.7 million, or 25.5%, to $18.0 million in the first quarter of fiscal 2005, from $14.4 million in the first quarter of fiscal 2004. This increase was primarily due to an increase in our total net sales. As a percentage of total net sales, cost of sales and related occupancy costs decreased to 39.9% in the first quarter of fiscal 2005 from 41.1% in the first quarter of fiscal 2004. The decrease in cost of sales and related occupancy costs as a percent of total net sales was primarily due to price increases in late 2004 on our beverage menu items.
        Operating expenses. Operating expenses increased $3.8 million, or 25.9%, to $18.4 million in the first quarter of fiscal 2005, from $14.6 million in the first quarter of fiscal 2004. This increase was primarily due to the increased number of coffeehouses in operation. As a percentage of total net sales, coffeehouse operating expenses decreased to 40.6% in the first quarter of fiscal 2005 from 41.7% in the first quarter of fiscal 2004. This decrease as a percentage of total net sales was primarily due to reductions in our marketing costs as a percentage of total net sales and price increases on our beverage menu items.
        Opening expenses. Opening expenses increased $0.1 million, or 56.3%, to $0.3 million in the first quarter of fiscal 2005, from $0.2 million in the first quarter of fiscal 2004. This increase was primarily due to the increase in number of coffeehouses opened in the first quarter of fiscal 2005 compared to the same period last year.
        Depreciation and amortization. Depreciation and amortization increased $0.9 million, or 31.2%, to $3.7 million in the first quarter of fiscal 2005, from $2.8 million in the first quarter of fiscal 2004. This increase was primarily due to additional depreciation associated with new coffeehouses opened during 2004. As a percentage of total net sales, coffeehouse depreciation and amortization was 8.2% in the first quarter of fiscal 2005, compared to 8.0% in the first quarter of fiscal 2004. This increase as a percentage of total net sales was due to the relatively large number of coffeehouses opened since the first quarter of 2004.
        General and administrative expenses. General and administrative expenses increased $1.4 million, or 43.4%, to $4.6 million in the first quarter of fiscal 2005 from $3.2 million in the first quarter of fiscal 2004. The increase was primarily due to growth in our support staff since the first quarter of fiscal 2004 and an increase in occupancy costs associated with our new headquarters facility. As a percentage of total net sales, general and administrative expenses increased to 10.2% in the first quarter of fiscal 2005, from 9.2% in the first quarter of fiscal 2004. This increase as a percentage of total net sales was due to an increase in investment in the corporate infrastructure and an increase in the number of personnel required for future growth.
        Closing expenses and disposal of assets. In the first quarter of fiscal year 2004, we made a payment to a landlord in the amount of $0.1 million to terminate a lease on an underperforming coffeehouse. No such closing costs were incurred in the first quarter of fiscal year 2005.
        Lease financing expense, net. Lease financing expense, net increased by $0.3 million to $0.4 million in the first quarter of fiscal 2005, from $0.1 million in the first quarter of fiscal 2004. The increase was due to an increase of $16.3 million in the amount outstanding under the lease financing arrangement to $22.4 million at April 3, 2005 from $6.1 million at March 28, 2004.
Fiscal Year 2004 (53 weeks) Compared to Fiscal Year 2003 (52 weeks)
Net Sales
        Total net sales increased $37.1 million, or 30.0%, to $160.9 million in fiscal 2004, from $123.7 million in fiscal 2003. This increase was primarily due to (a) an increase in comparable coffeehouse net sales (assuming a 52-week year), (b) the 53rd week in fiscal 2004 and (c) net sales associated with the 53 net new coffeehouses opened during the year. For fiscal 2004, comparable coffeehouse net sales increased $9.6 million, or 8.0%, as compared to fiscal 2003, on a 52-week comparative basis. For comparable coffeehouses, our transaction count increased 6.3% and average check increased 1.7% in fiscal 2004 compared to fiscal 2003, on a 52-week comparative basis. For fiscal 2004, other net sales increased $1.4 million, or 73.4%, as compared to fiscal 2003, as a result of an increase in the number of commercial coffee customers, sales from our first two licensed coffeehouses and the additional week of sales in fiscal year 2004.

Costs and Expenses
        Cost of sales and related occupancy costs. Cost of sales and related occupancy costs increased $14.7 million, or 29.0%, to $65.3 million in fiscal 2004, from $50.6 million in fiscal 2003. The increase was primarily due to an increase in comparable coffeehouse net sales, the 53rd week in fiscal 2004 and the net sales associated with the 53 net new coffeehouses opened during the year. As a percentage of total net sales, cost of sales and related occupancy costs decreased to 40.6% in fiscal 2004, from 40.9% in fiscal 2003. The decrease in cost of sales and related occupancy costs as a percentage of total net sales was primarily due to leverage obtained from our fixed occupancy costs in fiscal 2004.
        Operating expenses. Operating expenses increased $15.7 million, or 31.7%, to $65.0 million in fiscal 2004, from $49.4 million in fiscal 2003. The increase in coffeehouse operating expenses was primarily due to the increase in comparable coffeehouse net sales, the 53rd week in fiscal 2004 and the operating expenses associated with the 53 net new coffeehouses opened during the year. As a percentage of total net sales, coffeehouse operating expenses increased to 40.4% in fiscal 2004, from 39.9% in fiscal 2003. This increase as a percentage of total net sales was primarily due to increases in health insurance expenses, communication costs, credit card transaction fees and an investment in the licensing segment of our business.
        Opening expenses. Opening expenses increased $0.4 million, or 46.2%, to $1.2 million in fiscal 2004, from $0.8 million in fiscal 2003. The increase in coffeehouse opening expense was primarily attributable to the increase in the number of new coffeehouses opened in fiscal 2004 and the increase in training labor associated with opening new coffeehouses in new markets.
        Depreciation and amortization. Depreciation and amortization increased $2.9 million, or 28.0%, to $13.4 million in fiscal 2004, from $10.5 million in fiscal 2003. This increase was due to depreciation on coffeehouses opened in 2004 and a full year’s depreciation on coffeehouses opened in 2003. Coffeehouse depreciation and amortization includes $1.0 million in accelerated depreciation associated with coffeehouse asset impairments in fiscal 2004 as compared to $1.3 million in fiscal year 2003. As a percentage of total net sales, coffeehouse depreciation and amortization was 8.3% in fiscal 2004, compared to 8.4% of total net sales in fiscal 2003. This decrease as a percentage of total net sales was due to leverage obtained from our fixed depreciation and amortization costs in fiscal 2004.
        General and administrative expenses. General and administrative expenses increased $3.2 million, or 25.9%, to $15.5 million in fiscal 2004 from $12.3 million in fiscal 2003. The increase was primarily due to the development of the support systems associated with our growth strategy and the costs associated with moving into our new headquarters facility. As a percentage of total net sales, general and administrative expenses decreased to 9.7% of total net sales in fiscal 2004, from 10.0% of total net sales in fiscal 2003, due to the leveraging of our existing infrastructure.
        Closing expenses and disposal of assets. Closing expenses and disposal of assets increased $0.8 million to $1.0 million in fiscal 2004 from $0.2 million in fiscal 2003. The increase was primarily attributable to the reserve for lease charges associated with our previous headquarters and roasting facility in downtown Minneapolis.
        Lease financing expense, net. Lease financing expense increased $0.5 million to $1.0 million in fiscal year 2004 from $0.5 million in fiscal year 2003. The increase in lease financing expense was attributable to the increase in the amount outstanding under our lease financing arrangement to $19.9 million at January 2, 2005 from $6.1 million at December 28, 2003.
Fiscal Year 2003 (52 weeks) Compared to Fiscal Year 2002 (52 weeks)
Net Sales
        Total net sales increased $15.8 million, or 14.6%, to $123.7 million in fiscal 2003, from $108.0 million in fiscal 2002. This increase was primarily due to an increase in comparable coffeehouse net sales and net sales associated with the 48 net new coffeehouses opened during the year. For fiscal 2003, comparable coffeehouse net sales increased $3.2 million, or 3.2%, as compared to fiscal 2002. For comparable coffeehouses, our transaction count increased by 4.1% and average check decreased by 0.9% in fiscal 2003 compared to fiscal 2002. For fiscal 2003, other net sales decreased $2.7 million, or 58.7%, as compared to fiscal 2002, as a result of the loss of the Delta Airlines contract in October 2002. Sales to Delta Airlines during fiscal 2002 were $3.2 million.
Costs and Expenses
        Cost of sales and related occupancy costs. Cost of sales and related occupancy costs increased $5.8 million, or 12.8%, to $50.6 million in fiscal 2003, from $44.9 million in fiscal 2002. The increase was primarily due to an increase in comparable coffeehouse net sales and the net sales associated with the 48 net new coffeehouses opened during the year. As a percentage of total net sales, cost of sales and related occupancy costs decreased to 40.9% in fiscal 2003, from 41.6% in fiscal 2002. The decrease in cost of sales and related occupancy costs as a percentage of total net sales was primarily due to the consolidation of distribution services for raw materials and eliminating a higher cost third party packaging vendor.
        Operating expenses. Operating expenses increased $9.3 million, or 23.2%, to $49.4 million in fiscal 2003, from $40.1 million in fiscal 2002. The increase in coffeehouse operating expenses was primarily due to the increase in comparable coffeehouse net sales and the net sales associated with the 48 net new coffeehouses opened during the year. As a percentage of total net sales, coffeehouse operating expenses increased to 39.9% in fiscal 2003, from 37.1% in fiscal 2002. The increase in coffeehouse operating expenses as a percentage of total net sales is attributable to the cost of rolling out our stored-value Caribou Card program and additional coffeehouse labor expense resulting from an increased focus on customer service.
        Opening expenses. Opening expenses increased $0.4 million, or 87.2%, to $0.8 million in fiscal 2003, from $0.4 million in fiscal 2002. The increase in coffeehouse opening expense was primarily attributable to the increase in the number of new coffeehouses opened in fiscal 2003 as compared to fiscal 2002.
        Depreciation and amortization. Depreciation and amortization increased $3.1 million, or 40.7%, to $10.5 million in fiscal 2003, from $7.4 million in fiscal 2002. This increase was due to depreciation on coffeehouses opened in 2003 and a full year’s depreciation on coffeehouses opened in 2002. Coffeehouse depreciation and amortization includes $1.3 million in accelerated depreciation associated with coffeehouse asset impairments in fiscal 2003 as compared to $0.2 million in fiscal year 2002. As a percentage of total net sales, coffeehouse depreciation and amortization was 8.4% in fiscal 2003, compared to 6.9% in fiscal 2002. This increase as a percentage of total net sales was due to the increase in asset impairments and the opening of 48 net new coffeehouses.
        General and administrative expenses. General and administrative expenses increased $2.0 million, or 19.9%, to $12.3 million in fiscal 2003 from $10.3 million in fiscal 2002. The increase was primarily due to the development of the support systems associated with our growth strategy and $0.5 million in accelerated depreciation on the leasehold improvements at our previous headquarters facility in downtown Minneapolis. As a percentage of total net sales, general and administrative expenses increased to 10.0% in fiscal 2003, from 9.5% in fiscal 2002, due to the accelerated depreciation on the leasehold improvements at our previous headquarters facility.
        Closing expenses and disposal of assets. Closing expenses and disposal of assets decreased $0.7 million to $0.2 million in fiscal 2003 from $0.9 million in fiscal 2002. The decrease was primarily attributable to fewer closed coffeehouses in fiscal 2003 compared to fiscal 2002.
        Lease financing expense, net. Lease financing expense, net was relatively unchanged because the amount outstanding under our lease financing arrangement was relatively unchanged from the end of fiscal 2002 to the end of fiscal 2003.

Liquidity and Capital Resources
        Cash and cash equivalents as of April 3, 2005 were $3.8 million, compared to cash and cash equivalents of $2.9 million as of March 28, 2004. Cash and cash equivalents as of January 2, 2005 were $7.6 million compared to $4.8 million as of December 28, 2003. Working capital as of April 3, 2005 was a deficit of $3.5 million compared with a deficit of $4.6 million as of January 2, 2005 and a deficit of $2.6 million as of December 28, 2003. Our principal requirements for cash are capital expenditures for the development of new coffeehouses, maintaining or remodeling existing coffeehouses and funding operations. Currently, our requirements for capital have been funded through cash flow from operations and our lease financing arrangement.
        Net cash used by operating activities for the first quarter of fiscal 2005 was $2.5 million compared to net cash provided by operating activities of $3.2 million for the first quarter of fiscal 2004. The increase in the amount of cash used by operating activities was a result of the payment of fiscal year 2004 year-end payroll and outstanding accounts payable and a reduction of the deferred revenue from our stored-value Caribou Cards. Net cash provided by operating activities for fiscal 2004 was $23.2 million compared to $15.7 million for fiscal 2003. Funds provided from operating activities in fiscal 2004 increased primarily as a result of an additional tenant improvement allowances associated with our new store leases during the year and increases in deferred revenue due to the success of our stored-value Caribou Cards as compared to fiscal 2003.
        Total capital expenditures for the first quarter of fiscal 2005 were $3.7 million, compared to capital expenditures of $5.7 million for the first quarter of fiscal 2004. These expenditures were primarily related to opening 10 coffeehouses in the 13 weeks ended April 3, 2005, as compared to opening six coffeehouses and the beginning of leasehold improvements in our new headquarters and roasting facility during the 13 weeks ended March 28, 2004. Total capital expenditures for fiscal 2004 were $32.4 million compared to $20.7 for fiscal 2003. These expenditures were primarily related to opening 57 coffeehouses and new leasehold improvement costs at our new headquarters and roasting facility during fiscal 2004, as compared to opening 50 coffeehouses during fiscal 2003. Capital expenditures also include maintaining or remodeling existing coffeehouses.
        Net cash provided by financing activities was $2.4 million for the first quarter of fiscal 2005 compared to $0.7 million provided by financing activities for the first quarter of fiscal 2004. Net cash provided by financing activities for fiscal 2004 was $12.0 million compared to $7.1 million for fiscal 2003. All cash from financing activities was provided by our lease financing arrangement whereby from time to time we sell certain assets to a financing company and, immediately after the sale, lease back all the sold assets under a capital lease. We do not recognize any gain or loss on the sale of the assets. Rent payable under the lease financing arrangement per year is equal to the amount outstanding under the lease financing arrangement multiplied by the applicable LIBOR rate plus a specified margin (the average rental rate on amounts outstanding was 5.25% at January 2, 2005). The lease financing arrangement is structured to be consistent with Shari’ah principles. Under GAAP, the lease financing arrangement qualifies as a capital lease and has been classified as capital lease obligations on our balance sheet. During fiscal 2004, we renegotiated our lease financing arrangement to extend the expiration date of the arrangement to June 2009 and increase the amount available under the arrangement from $20.0 million to $55.0 million. We further increased the amount available under the lease financing arrangement to $60.0 million during the first quarter of fiscal year 2005. The lease financing arrangement is subject to financial and non-financial covenants. The lease financing arrangement requires that the proceeds from this offering be used to repay the amount outstanding under the arrangement, at which time the lease financing arrangement will be terminated and all assets we sold under the lease financing arrangement will be transferred back to us.
        Our capital requirements, including development costs related to the opening of additional coffeehouses and for maintenance and remodeling expenditures, have been, and will continue to be significant. Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of our expansion, real estate markets, the availability of suitable site locations and the nature of the arrangements negotiated with landlords. We believe that our current liquidity and resources, including funds raised through this offering, will provide sufficient liquidity to fund our operations for at least 12 months. We may, however, enter into a new lease financing arrangement or other financing arrangement or amend our current lease financing arrangement to provide us with additional liquidity. We expect that any such financing arrangement would be structured in a manner that would be compliant with Shari’ah principles.
Contractual Obligations
        The following table summarizes our contractual obligations, due over the next five years and thereafter, as of January 2, 2005:

		Due within	Due from	Due from	Due after
Contractual Obligations	Total	1 year	1 to 3 years	3 to 5 years	5 years

	(in thousands)
Capital lease obligations(1)	$19,924	$—	$—	$19,924	$—
Operating lease obligations	115,614	14,919	29,002	24,984	46,709
Purchase obligations	5,863	5,863	—	—	—

Total	$141,401	$20,782	$29,002	$44,908	$46,709

(1)	Represents capital lease obligations under our lease financing arrangement, which will be repaid in full from the net proceeds of this offering.
        We are obligated under non-cancelable operating leases for our coffeehouses and our headquarters and roasting facility. Lease terms are generally five to 10 years with renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs. Some coffeehouse leases provide for contingent rental payments.
Off-Balance Sheet Arrangements
        Other than our coffeehouse leases, we do not have any off-balance sheet arrangements. We have no unconditional purchase arrangements, except that as of January 2, 2005 we were party to contracts with respect to the purchase of coffee beans for approximately $8.5 million through May 2006.
Seasonality and Quarterly Results
        Our business is subject to seasonal fluctuations. A disproportionate percentage of our total annual net sales and profits are realized during the fourth quarter of our fiscal year, which includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new coffeehouses, and our rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.
        The following table sets forth certain unaudited operating data for our nine fiscal quarters ended April 3, 2005. The quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. All of these fiscal quarters consisted of 13 weeks, except the fourth quarter of the fiscal year ended January 2, 2005, which consisted of 14 weeks.

									Fiscal Year
									Ended
									January 1,
	Fiscal Year Ended December 28, 2003				Fiscal Year Ended January 2, 2005				2006

	First	Second	Third	Fourth	First	Second	Third	Fourth	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
Net sales:
Coffeehouses	$26,603	$29,500	$30,178	$35,531	$34,397	$37,206	$37,902	$48,029	$44,187
Other	301	404	529	690	614	716	833	1,173	1,046

Total net sales	26,904	29,904	30,707	36,221	35,011	37,922	38,735	49,202	45,233
Operating income (loss)	130	(26)	471	(629)	(297)	(1,225)	(391)	1,281	219
Net (loss) income	$(56)	$(263)	$208	$(826)	$(500)	$(1,529)	$(822)	$777	$(437)
Basic and diluted net (loss) income per share	(0.01)	(0.03)	0.02	(0.08)	(0.05)	(0.15)	(0.08)	0.08	(0.04)
Shares used in calculation of net (loss) income per share:
Basic	9,970	9,944	9,931	10,198	10,346	10,347	10,351	10,351	10,352
Diluted	9,970	9,944	10,010	10,198	10,346	10,347	10,351	10,418	10,352
Non-GAAP Financial Measures:
EBITDA(1)	$2,230	$2,806	$2,861	$3,665	$2,720	$2,098	$3,180	$5,896	$4,243
Adjusted EBITDA(1)	2,259	2,844	2,914	3,839	2,790	2,432	3,214	6,422	4,326

(1)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is equal to net income (loss) plus: (a) lease financing expense, net; (b) depreciation and amortization; and (c) income taxes. Adjusted EBITDA for the periods presented is different from EBITDA because we further adjust net income for the following items: (a) minority interest; and (b) non-cash closing costs and asset disposals. For a description of our use of EBITDA and Adjusted EBITDA, see the discussion below.

        The tables below sets forth an unaudited reconciliation of net (loss) income to EBITDA and Adjusted EBITDA for our nine fiscal quarters ended April 3, 2005.

									Fiscal
									Year
									Ended
									January 1,
	Fiscal Year Ended December 28, 2003				Fiscal Year Ended January 2, 2005				2006

	First	Second	Third	Fourth	First	Second	Third	Fourth	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(In thousands)
Statement of Operations Data:
Net (loss) income	$(56)	$(263)	$208	$(826)	$(500)	$(1,529)	$(822)	$777	$(437)
Lease financing expense, net	115	133	119	135	132	228	263	335	423
Depreciation and amortization(1)	2,131	2,868	2441	4,329	3,087	3,399	3,602	4,703	4,106
Provision for income taxes	40	68	93	27	1	—	137	81	151

EBITDA	2,230	2,806	2,861	3,665	2,720	2,098	3,180	5,896	4,243
Minority interest expense	31	36	51	35	70	76	31	88	82
Non-cash closing costs and asset disposals	(2)	2	2	139	—	258	3	438	1

Adjusted EBITDA	$2,259	$2,844	$2,914	$3,839	$2,790	$2,432	$3,214	$6,422	$4,326

(1)	Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.
EBITDA and Adjusted EBITDA
        We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance for the following reasons:

•	Our coffeehouse leases are generally short-term (5-10 years) and we must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened 201 coffeehouses from the beginning of fiscal 2000 through April 3, 2005, including 107 coffeehouses in the last two fiscal years. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

•	Minority interest reflects the portion of net income or loss that is attributable to our partners in our two consolidated joint ventures. Because we control the operations of the coffeehouses operated by these joint ventures, we believe it is more representative of the operating performance of these coffeehouses to include their full results in Adjusted EBITDA.

•	Non-cash closing costs and asset disposals include the write-off of the leasehold improvements and fixed assets associated with coffeehouses closed during the period and non-coffeehouse assets. In addition, we will incur non-cash expenses relating to stock-based compensation, and we expect to incur non-cash lease financing expenses relating to a write-off of deferred financing fees. We believe it is useful to adjust for these non-cash items because these expenses are not indicative of our core operating performance.

        Our management uses EBITDA and Adjusted EBITDA:

•	as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our coffeehouse operations;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to establish targets for certain management compensation matters; and

•	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.
        EBITDA and Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.
        We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.
Quantitative and Qualitative Disclosures About Market Risk
Primary Market Risk Exposures
        Our primary market risk exposures are in the areas of commodity costs, rent and lease acquisition costs. Many of the coffee bean, dairy and paper products purchased by us are affected by changes in weather, production, availability, seasonality, and other factors outside our control. In addition, we believe that almost all of our beverage, food offerings and supplies are available from several sources, which helps to control market risks. We have exposure to rising rents and lease acquisition costs, which may impact our actual cost to open and operate new coffeehouses. The exposure to rising rents could negatively impact operating results of coffeehouses. Although the lease acquisition cost will not impact significantly the operating results of the coffeehouse, it would impact the return on investment for such coffeehouse.
Financial Instruments, Derivative Commodity Instruments and Derivative Financial Instruments
        Our results of operations could be affected by interest rate changes to the extent that payments due under our financing arrangements fluctuate based on interest rate changes. The amounts of payments under our existing lease financing arrangement are based on LIBOR plus a defined margin. A hypothetical 10% increase or decrease in LIBOR would not have a significant impact on our annual lease financing expense due to the expected repayment of the existing lease financing arrangement with a portion of the net proceeds from this offering.
        We enter into fixed-price purchase commitments in order to secure an adequate supply of quality coffee beans and fix our cost of coffee beans. These commitments are made with established coffee brokers and are denominated in U.S. dollars. As of May 29, 2005, we had approximately $8.5 million in open fixed-priced purchase commitments with delivery dates ranging from June 2005 through May 2006. We believe, based on relationships established with our suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

        Historically, we have not purchased nor entered into interest rate swaps or future, forward option or other instruments designed to hedge against changes in interest rates or the price of commodities we purchase, except for fixed-price purchase commitments as described above.
Inflation
        The primary inflationary factors affecting our business are costs associated with coffee beans, dairy, labor, paper products, real estate and labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe that inflation has not had a material impact on our results of operations in recent years.
Recent Accounting Pronouncements
        In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS No. 146 and Issue 94-3 relates to the requirements under SFAS No. 146 for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. We adopted SFAS No. 146 on January 1, 2003 and the adoption of this statement did not have a significant impact on our financial position and results of operations.
        In December 2002, the FASB issued SFAS No. 148, which amended SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements with fiscal years ending after December 15, 2002. In compliance with SFAS No. 148, we have elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangements as defined by APB Opinion 25 and will make the applicable disclosures.
        In January 2003, the FASB issued Financial Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” This Interpretation clarifies the application of Accounting Research Bulletin, or ARB, No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. However, application of the majority voting interest requirement in ARB No. 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. We adopted FIN 46 on January 1, 2003 with no impact on our financial position and results of operations.
        In December 2004, the FASB issued SFAS 123-revised 2004, “Share-Based Payment,” or SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS No. 123R are effective for us beginning with the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are evaluating the requirements under SFAS No. 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share. However, it will not have an effect on our overall cash flow.
        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

BUSINESS
Overview
        We are the second largest company-owned gourmet coffeehouse operator in the United States based on the number of coffeehouses. As of May 29, 2005, we had 322 coffeehouses, including three licensed locations and four joint venture locations. Our coffeehouses are located in 12 states and the District of Columbia, including 151 coffeehouses in Minnesota and 54 coffeehouses in Illinois. We focus on offering our customers high-quality gourmet coffee and espresso-based beverages, and also offer specialty teas, baked goods, whole bean coffee, branded merchandise and related products. In addition, we sell our products to grocery stores and mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and other commercial customers.
        We focus on creating a unique experience for our customers through the combination of our high-quality products, distinctive coffeehouse environment and customer service. To maintain product quality, we source the highest grades of arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards. Our coffeehouse environment is driven by our distinctive store design, which resembles a mountain lodge and provides an inviting and comfortable atmosphere for customers who wish to gather and relax while also providing convenience for take-out customers focused on quick service. Our coffeehouse staff provides consistent and personal service in a clean, smoke-free environment.
        We use the highest grades of arabica coffee beans, which offer more flavor than the more common robusta beans and other, lower grades of arabica beans. We blend, craft roast and distribute our coffee beans in our suburban Minneapolis facility. Our small-batch craft roasting ensures high-quality and consistency and allows us to create specific taste profiles. Our strict monitoring of our entire roasting, distribution and brewing processes ensures that our coffeehouses offer only fresh coffee at its peak flavor to meet our customers’ preferences and expectations.
        We were founded in Minnesota in 1992. We have been in a period of accelerated growth since the arrival of our Chief Executive Officer and President, Michael J. Coles, in January 2003. Under the direction of Mr. Coles and the rest of our management team, we have implemented a series of strategic initiatives to improve our operations, including:

•	enhancing our focus on customer service;

•	improving our selection and training of store personnel;

•	strengthening our site selection strategy;

•	increasing coffeehouse openings; and

•	developing new products and promotions.
        During this period, our net sales have grown at a compounded annual rate of 22.1% from 2002 to 2004. Our comparable coffeehouse net sales have grown 3.2% in 2003, 8.0% in 2004 and 10.4% in the first quarter of 2005. From December 29, 2002 to May 29, 2005, we expanded from 203 to 322 coffeehouses. During this time period, we also expanded geographically, increasing the number of our coffeehouses outside of Minnesota from 105 to 171.
        We intend to continue to strategically expand our coffeehouse locations in our existing markets as well as in new markets that have attractive demographics. As of May 29, 2005, we had opened 17 company-operated coffeehouses in 2005 and we plan to open an additional 63 to 73 coffeehouses this year and another 105 to 115 coffeehouses in 2006. We also have begun to expand internationally by entering into a master license agreement with a local licensee to develop coffeehouses in the Middle East and expect the first coffeehouses under this agreement to open in the second half of 2005. Our goal is to expand our concept into a nationally recognized brand in the United States while adding select international locations through licensing.

Competitive Strengths
        We believe we have achieved a leadership position in the gourmet coffee market based on the following strengths:

•	Unique Customer Experience. Our mission statement is to create “an experience that makes the day better” by focusing on three key elements:

•	High-Quality, Differentiated Product. We offer high-quality coffee-based, espresso-based and non-coffee-based hot and cold beverages that meet the demanding taste preferences of our customers. Our Colombia Blend was recently ranked #1 among 42 Colombian gourmet coffees by a leading consumer products research publication. Our coffees are craft roasted using the highest grades of arabica beans to produce the proper flavor profile for each blend. We also enforce strict brewing policies to ensure that our customers receive a product that is as fresh as possible. We pride ourselves on having one of the most creative and extensive selections of high-quality coffee-based, espresso-based and non-coffee-based beverages in our industry.

•	Coffeehouse Environment. Our coffeehouse interiors reflect the atmosphere of a mountain lodge, featuring fireplaces, exposed wooden beams and leather sofas and chairs. This warm and inviting environment encourages customers to relax and enjoy our products, while also providing convenience for take-out customers who are focused on quick service.

•	Dedication to Customer Service. We encourage our coffeehouse team members to have personal interaction with customers, including knowing customers’ names and preferred beverages, while providing fast service and a quality beverage. We also require our team members to be “drink-certified” on an ongoing basis so that our beverages are consistently prepared according to our strict standards. Our selective hiring, extensive training and merit-based compensation policies reinforce our focus on the customer experience and drive consistent, excellent customer service in our coffeehouses.

•	Strong Brand Awareness. We believe our brand is well known within the retail gourmet coffee market, and that we have particularly strong brand awareness in markets where we have a significant coffeehouse presence. We believe our brand awareness has resulted from our marketing efforts, distinctive Caribou Coffee logo and signage, all of which will promote our brand as we expand into new markets. Through our relationships with grocery stores and mass merchandisers, airlines and other commercial customers, we are further expanding our brand awareness outside our existing markets.

•	Scalable Infrastructure. We have made capital investments to build our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. At present, we are operating at less than our full roasting capacity, and our existing infrastructure is scalable so that we can add additional capacity with limited incremental capital expenditures. In addition, when we need to add additional roasting, packaging and fulfillment infrastructure, we believe that we can do so at a relatively inexpensive cost.

•	Strong Company Culture. We have a strong, well defined, service-oriented culture that our employees embrace and that we promote internally through company-wide initiatives that reinforce our values and goals. We are also committed to supporting the ongoing and sustainable production of coffee, and we allocate funds to support agriculturally and socially responsible initiatives in the countries from which we source our coffee beans. For example, we recently established a relationship with the Rainforest Alliance, an international coalition focused on protecting the environment in coffee-producing regions. We also engage in community and charitable initiatives, such as donating over $100,000 to the Coffee Kids Sumatra Relief Fund to benefit victims of the tsunami in Southeast Asia. We donate a percentage of the sales from our Amy’s Blend coffee to the National Breast Cancer Foundation, and together with The Coca-Cola Company, we made a combined contribution of over $150,000 in 2005. We believe that our strong company culture will allow us to maintain our focus on quality and customer service as we expand our business.

•	Experienced Management Team. We are led by a management team with significant experience in the restaurant and branded consumer products industries. Our Chairman and Chief Executive Officer, Michael J. Coles, has more than 40 years of specialty retail experience, including co-founding and serving as Chief Executive Officer of Great American Cookie Company. The members of our senior management team have an average of more than 15 years of relevant experience. We believe our management team has the requisite skill and depth to lead and manage our planned growth.

Growth Strategy
        Our growth objective is to profitably build a leading consumer brand in the gourmet coffee category. The key elements of our growth strategy include:

•	Continuing to Open New Company-Operated Coffeehouse Locations. We have opened 107 company-operated locations in the past two fiscal years. As of May 29, 2005, we had opened 17 coffeehouses in 2005 and plan to open an additional 63 to 73 coffeehouses this year and 105 to 115 coffeehouses in 2006. We intend to further penetrate a number of our existing markets and to expand into new markets by opening coffeehouses in a variety of traditional retail venues as well as strategically aligning with certain retailers to open coffeehouses within their stores. In order to maximize expansion opportunities, we will continue to explore different coffeehouse layouts and designs that best fit particular venues or locations.

•	Increasing our Comparable Coffeehouse Net Sales and Enhancing Operating Margins. We will continue our efforts to increase our comparable coffeehouse net sales, including increasing our brand awareness through marketing efforts and introducing new products and promotions. Through these efforts, we have achieved positive comparable coffeehouse net sales during each of the last two fiscal years and the first quarter of 2005. We believe that we have strong brand awareness in markets where we have a significant coffeehouse presence and that by building a similar coffeehouse base in other metropolitan areas we will be able to drive customer awareness and comparable coffeehouse net sales. As our comparable coffeehouse net sales increase, we expect our operating margins at those coffeehouses to improve. In addition, we are seeking to improve operating margins by leveraging our increased purchasing power to negotiate more favorable pricing in a variety of areas from telecommunications and credit card processing to paper products.

•	Expanding Complementary Distribution Channels. We are continuing our efforts to expand the distribution channels for our products to increase our revenue sources, profitability and brand awareness in existing and new markets. These complementary distribution channels include:

•	Commercial Channels — We will continue to offer our products through a number of commercial channels, including grocery stores and mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues and college campuses. We intend to build upon our existing relationships with grocery stores such as Byerly’s and Lunds, airlines such as Frontier Airlines and Independence Air, and national office coffee providers such as Aramark. We are also seeking additional commercial customers, including additional relationships with mass merchandisers similar to our growing relationships with SuperTarget and Sam’s Club.

•	Mail-order and Internet — Mail-order and Internet-based channels allow us to reach customers familiar with our brand who may not have convenient access to our coffeehouses. In addition, sales through these channels may help us to identify new markets for coffeehouses. Through marketing and other brand building initiatives, we intend to leverage our existing coffeehouse-based growth to drive additional mail-order and Internet sales.

•	Expanding our Licensing Business. We intend to strategically license the Caribou Coffee brand, primarily in international locations where we believe there are significant opportunities to grow our business. For example, we have entered into a master license agreement with a local licensee to develop 250 coffeehouses in the Middle East through 2012 and expect the first coffeehouses under this agreement to open in the second half of 2005. We are currently exploring license arrangements in other international markets. We also intend to license locations in the United States in order to gain access to certain attractive locations, such as airports, or to take advantage of other strategic opportunities.
Industry Overview
        Gourmet coffee, or what is sometimes called specialty coffee, is coffee roasted using premium coffee beans such as the arabica bean. The arabica bean is widely considered superior to its counterpart, the robusta bean, which is used mainly in non-gourmet coffee. High-quality arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a pleasing flavor that is suitable for gourmet coffee. There are various grades of arabica beans, with the highest grades producing better flavors.
        According to the Specialty Coffee Association of America, or the SCAA, the U.S. specialty coffee beverage market was approximately $9.6 billion in 2004, up from $8.4 billion in 2002, growing at a 6.9% compounded annual growth rate. That growth has been aided by the growth of U.S. coffeehouses, which grew from 15,400 in 2002 to 18,600 in 2004, representing a 9.9% compounded annual growth rate, as reported by the SCAA.
        In addition to the growth in U.S. coffeehouses, we believe that growth in the retail gourmet coffee market has been aided by several other factors, including broader distribution of gourmet coffees through supermarkets, the introduction of new gourmet coffee products and the popularity of the overall gourmet foods market. We believe these trends will continue to result in increased consumer awareness and demand for gourmet coffee.
        Gourmet coffee is a frequent use product and an affordable luxury that easily fits into users’ daily routines and lifestyles. According to the National Coffee Association’s National Coffee Drinking Trends 2004, approximately 16% of American adults drink gourmet coffee beverages on a daily basis and nearly 56% drink these beverages on an occasional basis. This report also indicates that daily consumption of gourmet coffee averaged 2.3 cups per day for daily gourmet coffee drinkers in 2004. We believe the gourmet coffee business is among the highest growth opportunities in the restaurant and retail industries and is supported by evolving lifestyle trends and broad consumer appeal.
Menu and Products
        We have one of the most creative and extensive selections of coffee, espresso-based and non-coffee beverages in the gourmet coffee market built across five drink platforms:

•	“Classics” — traditional coffee and cocoa beverages;

•	“Espresso” — espresso-based beverages such as lattes, cappuccinos and mochas;

•	“Cold” — iced coffees, blended coffee coolers in flavors such as vanilla, espresso, caramel and chocolate and fruit flavored smoothies;

•	“Wild” — signature Caribou coffee-based beverages such as Turtle Mocha, Hot Apple Blast, Caramel High Rise, Campfire Mocha and Mint Condition; and

•	“Tea” — a variety of premium loose-leaf teas, including black, green and herbal teas.
In-store menus and marketing materials help guide customers through the process of choosing beverages and the right blend of coffee or tea. These beverages are offered in small, medium and large sizes. In addition, most of our coffee drinks are offered in a decaffeinated form, using a water-based natural decaffeination process rather than the traditional methyl-chloride decaffeination process. Beverages contributed approximately 79.8% of coffeehouse net sales for the 53 weeks ended April 3, 2005.
        In addition to our beverage products, we also offer twenty-seven varieties of whole bean coffee, including eight custom blends, two seasonal blends, nine decaffeinated blends and one certified organic blend. Our current coffee offerings are:

Regular		Decaffeinated

Amy’s Blend	Guatemala	Amy’s Blend
Caribou Blend	Kenya	Caribou Blend
Colombia	La Minita Peaberry	Daybreak
Costa Rica	Mocha Java	Discovery
Daybreak	Perennial Blend	Espresso
Discovery	Rainforest Blend	Fireside
Espresso	Reindeer Blend	Rainforest Blend
Fireside	Roastmaster Reserve	Reindeer Blend
French Roast	Sumatra	Sumatra
        Our Rainforest Blend brand is Fair Tradetm and organic certified. The Fair Trade certification guarantees that a minimum price be paid to coffee farmers, even if the current market price is below the guaranteed minimum, which helps to insure the long-term viability of the producers. We offer whole bean coffee in prepackaged sizes or, upon request, we can specially package whole bean coffee from bags being used in the coffeehouse, which allows a customer to customize the size and purchase the freshest coffee in the coffeehouse. We will also grind whole bean coffee purchased in our coffeehouses for brewing at home. Whole bean coffee contributed approximately 7.1% of coffeehouse net sales for the 53 weeks ended April 3, 2005.
        We are in the process of introducing our ‘Bou Gourmet food offerings throughout our coffeehouses after successful testing in select markets. Our ‘Bou Gourmet offerings will allow us to provide a more consistent variety of baked goods such as muffins, scones, breads, croissants, brownies, danishes, bars, desserts and cookies as well as sandwiches. Through our ‘Bou Gourmet program, we will now purchase foods products that are delivered from national rather than local sources. We believe that this program will help us to improve and expand our food offerings, better control our food inventory and reduce waste. Food items contributed approximately 9.0% of coffeehouse net sales for the 53 weeks ended April 3, 2005.
        Finally, we offer a number of Caribou-branded and coffee-related equipment and merchandise. These products are displayed in our coffeehouses near the cash register, in the “grab-n-go” section and on wooden shelves in the “provisions” section. “Grab-n-go” items include Hoof Mintstm (mints imprinted with the shape of caribou tracks) and Reindeer Nibblerstm (espresso beans covered with rich chocolate), among other novelty products. In our “provisions” section, we offer various coffee bean grinders, storage canisters, brewing equipment and coffee mugs. We also offer the Hug-A-Bou, which is a Caribou stuffed animal dressed in seasonal attire. Merchandise contributed approximately 4.1% of coffeehouse net sales for the 53 weeks ended April 3, 2005.
        Our products are also available to customers outside of the coffeehouses through our catering service. Coffees are offered in three container sizes, and baked goods are offered a la carte or as part of a coffee combo that pairs coffee and baked goods based on the size of the gathering. This service is operated out of each individual coffeehouse.
Coffee Selection and Preparation
        We are committed to five key processes to ensure that we always serve the highest quality coffee:

•	Sourcing. We purchase the highest grades of arabica coffee beans through coffee brokers who source beans from different parts of the world. We have developed strong relationships with some of the industry’s most experienced and influential coffee brokers, buyers and farmers. Multiple times a year, our personnel travel to coffee-growing regions in Africa, Indonesia and the Americas to personally select the best beans and, working through brokers or directly with growers, oversee their preparation for shipment. We taste, or “cup,” each sample before purchasing and again before accepting delivery.

•	Blending. Our blends are created from varietal coffee beans sourced throughout the world to create a unique flavor profile. Our roastmasters spend significant time each week cupping different unblended coffees. The roastmasters are able to create custom blends comprised of anywhere from three to eight different coffees based on the selection of beans available.

•	Roasting. We differentiate our coffee by craft roasting — custom roasting beans in small batches to enhance their unique characteristics. Each batch is roasted for the appropriate length of time to achieve the optimal flavor profile for the particular varietal or blend. This process allows us to offer a broad spectrum of light to dark roasts. Our roastmasters cup each of these roasts every day to maintain quality and consistency.

•	Packaging. Our packaging ensures our coffee remains fresh from the time it is roasted until it is brewed. After each coffee varietal or blend is roasted to its unique profile, the coffee is packaged with one-way valve technology that allows the release of carbon dioxide but does not permit the entry of oxygen, which can accelerate staleness. We also use a special process to displace any residual oxygen in the package to extend the freshness of our pre-packaged whole-bean coffee.

•	Brewing. Consistent, high standard in-store brewing is the final step in achieving the best coffee. We install high quality grinders, brewers and water filtration systems in every coffeehouse and enforce strict brewing and maintenance procedures. These procedures include monthly replacement of water filtration cartridges, grinding coffee just before brewing and serving coffee within one hour of its brew time. Moreover, coffee beans are not brewed more than 21 days out of the roaster or seven days after the package seal is opened. At our coffeehouses and on our website, we offer a free guide titled “Brew Your Best At Home” intended to help whole bean customers replicate the quality brewing they find at our coffeehouses at their home or office.

Coffeehouse Design and Atmosphere
        Our coffeehouses are designed to look and feel like a mountain lodge, which has provided a strong point of differentiation for us. A casual and inviting atmosphere is created with earth tone fabrics and paints and comfortable seating, including leather sofas and chairs and large tables. Most of our coffeehouses have a fireplace that adds to the warm and relaxed atmosphere. The coffeehouses also feature exposed wooden beams and are decorated with lodge fixtures.
        One of the primary attributes of our coffeehouse layout is that it provides quick and convenient access to facilitate take-out business, while at the same time encouraging customers to gather and relax. Our coffeehouses feature two defined areas to meet these different needs of customers. The service order and pick-up area facilitates maximum efficiency during busy times, while large tables and comfortable lounge sofas and chairs are located in a separate seating area where customers can read, socialize with friends or have informal business meetings. In addition, most of our locations offer wireless Internet access as well as a kids corner with toys, games and special seating for children.
        The lodge concept and design is flexible and can be successfully implemented in a variety of coffeehouse locations, configurations and sizes, which range from approximately 200 to 3,000 square feet. Our prototypical coffeehouse is approximately 1,200 to 1,600 square feet, a size that allows us to satisfy both the rushed and the relaxed customer. We have experienced positive customer response from our smaller kiosks in high-traffic areas such as airports, malls, large office buildings and supermarkets and continue to expand our use of these layouts. We also continue to enhance our decor to update the look of our coffeehouses while preserving the warm and friendly environment that our customers enjoy. In addition, we plan to develop relationships with certain retailers to open coffeehouses within their stores.

Site Selection and Construction
        Our site selection for our coffeehouses is integral to the successful execution of our growth strategy. We have improved and refined our rigorous site selection process with the aid of a third party consultant. We evaluate potential locations using a statistical model, which compares the demographics of a particular location as well as site attributes, such as the type of venue, the potential for signage, and whether the location will have a drive through, to the demographics and attributes of our existing coffeehouse base. This process allows us to develop revenue forecasts and a financial plan for a potential location, so that we can select sites most likely to produce successful and profitable coffeehouses. We attempt to find geographic areas of expansion within our existing and new markets in which we believe there is significant demand for our products. Specifically, we target market areas that have a residential population of 20,000 or a daytime population of 60,000 within a three-mile radius that meet certain demographic criteria regarding income, education, and occupation. To source competitive leases, our field real estate managers work with local brokers. Our field managers have knowledge of the real estate markets in the regions they cover and have historically been able to negotiate favorable lease terms on our behalf. Additionally, the flexibility of our lodge concept and design allows us to tailor coffeehouse construction to specific selected sites, while ensuring that each coffeehouse maintains the inviting environment our customers identify with the Caribou Coffee brand. After we identify a potential site, we develop a site plan, space plan and project budget that are approved by senior management as well as coffeehouse operations and real estate personnel.
        We have an experienced in-house construction team that is dedicated to budgeting and overseeing the construction of each coffeehouse through its opening. Our design management staff coordinates the development of a set of design and construction plans and specifications for each coffeehouse. Experienced outside architects assist our design and construction team with site plan approvals and building permits. Our construction team contracts with preferred general contractors for each market. Projects are also bid out to ensure competitive pricing and to identify new qualified contractors. Our field construction team monitors construction for adherence to plans and specifications as well as alignment with identified project costs. Our construction procurement group places orders with preferred vendors and manages timely delivery to project sites. We are generally able to purchase materials in sufficient quantities to receive favorable pricing. By utilizing our own dedicated design and construction group, we believe we are able to maximize flexibility in the design process and retain control over the cost and timing of the construction process.
Coffeehouse Operations
Coffeehouse Team Members
        We strive for operational excellence by recruiting, training and supporting high-quality managers and coffeehouse employees, whom we refer to as team members. Each of our coffeehouses is managed by a store manager who oversees an average of 15 team members in each coffeehouse. Each coffeehouse manager is responsible for the day-to-day operations of that coffeehouse, including hiring, training and development of personnel, local store marketing and coffeehouse operating results. We also employ district managers, who are responsible for overseeing the operations of approximately 10 coffeehouses, and directors of operations, who are each responsible for overseeing approximately 10 district managers and the operations of approximately 100 stores. As of May 29, 2005, we had 33 district managers and four directors of operations.
        We are guided by a pay-for-performance philosophy that allows us to identify and reward team members who meet our high performance standards. We provide incentive bonuses to store managers and district managers. Bonuses for store and district managers are based upon coffeehouse sales, profit and customer service standards. Because of our strong commitment to customer service, if a store or district manager’s score in customer service is below the required minimum, no bonus is given regardless of the score in other areas. To aid us in evaluating service standards in our coffeehouses, we arrange for unannounced visits by “mystery shoppers” from a third-party service provider who supply feedback on the customer service, products, coffeehouse appearance and overall experience they encounter in the coffeehouses they visit.
        We believe the personal interaction of our employees with customers is an important differentiating factor for us. We also believe that our selective hiring practices, extensive training program and lower employee turnover compared to industry turnover lead to a superior customer experience. We encourage our employees to know customers’ names and their preferred drink or other menu items, which stimulates customer loyalty through familiarity and helps further differentiate us from our competition.
Training
        We believe that the training and development of our employees is key to fulfilling our mission of creating “an experience that makes the day better” for every guest on every visit. Delivering excellent customer service is at the very heart of our company. We instill a sense of purpose in all of our training practices to create a strong sense of commitment in our employees to deliver excellent service.
        We have specific training and certification requirements for all new team members, including a combination of in-store training, classroom training, a training video and drink certification. In addition to requiring that all new team members be “drink certified,” we also require ongoing drink re-certifications for team members. This rigorous process helps ensure that all employees are executing our beverage recipes and standards accurately and consistently.
        To ensure a consistency of experience, we require our licensees to undergo training at one of our facilities prior to opening their first coffeehouse and to provide ongoing classroom and in-store training for their employees. Employees at licensed locations also go through the same certification process as team members at company-operated coffeehouses.
Hours of Operation
        Our coffeehouses provide a clean, smoke-free environment and typically are open sixteen hours a day, seven days a week.
Quality Control
        We use a variety of internal audit practices to enforce our high standards for quality in all aspects of our store operations. These practices include our “mystery shopper” program and audits by district managers of beverage quality, facility maintenance, cleanliness, cash-handling procedures and other operational standards for the coffeehouses they oversee.
Commercial Channels
        In addition to our focus on the growth of our retail coffeehouses, we also intend to continue to strategically expand into other distribution channels to enhance our growth, profitability and brand awareness. These distribution channels and existing customers in each channel include:

•	Grocery stores and mass merchandisers — This segment includes grocery stores, mass merchandisers and club stores. Our existing customers in this channel include Byerly’s, Lunds, SuperTarget and Sam’s Club.

•	Office coffee providers — This segment includes national and regional providers of coffee to offices and other workplaces. Our existing customers in this channel include Aramark, Berry Coffee and Standard Coffee.

•	Airlines — This segment targets both large multi-hub national operators and smaller single-hub regional operators, as well as private and corporate jet fleets. Our existing customers in this channel are Independence Air, Frontier Airlines and NetJets.

•	Hotels — This segment includes hotel restaurants, catering and banquet programs and in-room dining. Our existing customers in this channel are The Crowne Plaza Hotel and The Marriott City Center in Minneapolis and suburban Minneapolis Marriott locations.

•	Sports and entertainment venues — This segment includes multi-use sports and entertainment facilities that serve as the home for major sports teams, music concerts and family events. Our existing customers in this channel are The Palace of Auburn Hills in metropolitan Detroit and The Target Center in Minneapolis.

•	College campuses — Our products are currently served at St. Lawrence College, The College of St. Catherine’s and Bethel University.
Licensing
International
        In 2004, we made a strategic decision to begin licensing locations internationally. We believe that expanding internationally through licensing can provide us with higher returns on investment, while significantly reducing the capital and infrastructure required to own and operate international coffeehouses. We seek qualified licensing partners that are established in their local communities, that have access to prime commercial real estate and that are experienced in retail services, food processes or similar businesses. In general, we will seek licensees that will enter into agreements to open a significant number of units in a geographic market. We expect that all of our license agreements will require that each licensee operates the coffeehouse in accordance with our defined operating procedures, adhere to our established menus and meet applicable quality, service, health and cleanliness standards. We have a director of operations who is responsible for overseeing our international licensing activities.
        We have entered into a master licensing agreement that provides for 250 coffeehouses to be opened through 2012 in the Middle East. We chose the Middle East region as our initial international expansion area based upon favorable demographics and demand for coffee and tea in that region and because we identified a strong local licensee who we believe can help us expand in that region. We expect the first of these coffeehouses to open in the second half of 2005.
Domestic
        Although we primarily intend to expand in the United States through company-operated coffeehouses, in certain circumstances we may license locations in the United States in order to gain access to attractive locations where we might not otherwise be able to lease space to open a company-operated coffeehouse. For example, airports frequently require that tenants qualify as a disadvantaged business enterprise or lease a substantial minimum square footage. We currently license two coffeehouses in an airport where we would not have been able to obtain a lease on our own.
Mail-Order and Internet Channels
        Customers may purchase our coffee and merchandise through our mail-order program or from our web site. These channels allow us to provide our products to customers who may not have convenient access to our coffeehouses, or who simply prefer the ease and convenience that mail-order and Internet purchasing offer. In addition, sales through these channels may help us to identify locations for new coffeehouses where there is already demand for our products. In addition, through marketing and other brand building initiatives, we intend to leverage our existing coffeehouse-based growth to drive additional mail-order and Internet sales.
Marketing
        We employ marketing strategies to increase brand awareness, encourage trial and repeat purchases by educating potential customers about the distinctive qualities of the Caribou Coffee brand and promote repeat business by reinforcing positive experiences with our products. We rely on a mixture of marketing efforts that are tailored to the specific needs of particular markets or coffeehouses, including:

•	Point-of-purchase marketing, which encourages existing customers to try new products or services, such as our stored-value Caribou Cards;

•	Direct marketing, which includes mailings and email distributions which are cost-effective methods to reach potential new customers and encourage repeat visits from existing customers;

•	Promotions and local store marketing, which allow us to alert our customers to new products, seasonal merchandise and coupon programs;

•	Community initiatives, which generate favorable publicity and help build our brand; and

•	Print advertising, which includes advertising in newspapers and other publications to attract new customers within a particular market.
        In addition, we receive free marketing through word-of-mouth communication from our current customers who tell their friends and colleagues about their experiences with our products, environment and service.
        We also occasionally develop special blends or other products for specific marketing or community initiatives, such as our Amy’s Blend Coffee, a special blend that we sell during several weeks each year to commemorate one of our first roastmasters. We contribute a portion of the proceeds from sales of this blend, along with sales of related merchandise, to the National Breast Cancer Foundation. The Coca-Cola Company provides a matching contribution to the funds we donate. We are also committed to supporting the ongoing and sustainable production of coffee, and we allocate funds to support agriculturally and socially responsible initiatives in the countries from which we source beans. For instance, we recently established a relationship with Rainforest Alliance, an international coalition focused on protecting the environment in coffee-producing regions, to begin buying coffee beans from farms certified by the Rainforest Alliance as adhering to rigorous environmental and social criteria.
Purchasing
        Our principal raw material is coffee beans. We typically enter into supply contracts to purchase a pre-determined quantity of coffee beans at a fixed price per pound. These contracts usually cover periods up to a year, as negotiated with the individual supplier. As of May 29, 2005, we had commitments to purchase coffee beans at a total cost of $8.5 million through May 29, 2006. We will purchase the remainder of the coffee beans we need in the spot market at negotiated prices or under additional supply contracts we enter into during the next year.
        We obtain our dairy products from regional dairy suppliers. In our established markets, we generally have arrangements with a dairy supplier under which we purchase for fixed prices based upon the commodity price plus a percentage. We obtain the majority of our other non-coffee products, including specialty teas, paper and plastic goods and food items, from regional or national vendors.

Locations and Facilities
Coffeehouse Locations
        As of May 29, 2005, we had 322 retail coffeehouses, including three licensed locations and four joint venture locations, in the following states and the District of Columbia:

State	Coffeehouses

Minnesota(1)	151
Illinois	54
Ohio	28
Michigan	23
North Carolina	19
Georgia	13
Maryland(2)	9
Wisconsin	7
Virginia	6
Washington, D.C.	5
Pennsylvania	3
Iowa	2
North Dakota	2

Total	322

(1)	Includes four locations owned by joint ventures and one licensed location.

(2)	Includes two licensed locations.
        We lease all of our retail facilities. Most of our existing leases are for five to 10 years and typically have multiple five-year renewal options. We regularly evaluate the economic performance of our coffeehouses and, when feasible, close ones that do not meet our expectations. Although we primarily intend to expand in the United States through company-operated coffeehouses, we have entered into licenses and joint ventures in order to gain access to specific venues. In particular, two of our three licensed coffeehouses and three of our four joint venture coffeehouses are in airports.
Headquarters and Roasting Facility
        We currently conduct our roasting and packaging, and warehouse and distribution activities in a 130,000 square foot leased facility in suburban Minneapolis, which also houses our corporate headquarters. We lease this facility under a lease that has an initial term that expires in 2018 and is subject to extensions through 2028. We have an option to purchase the facility at the end of the initial lease term. This facility has approximately 60,000 square feet for warehousing of finished goods and distribution, approximately 40,000 square feet for storage of raw materials, roasting and packaging and approximately 30,000 square feet of office space. We currently have two coffee roasters and expect to add a third roaster in 2006. We also have three coffee packaging stations and expect to add a fourth packaging station later in 2005. This facility is organic certified by the U.S. Department of Agriculture, allowing us to offer our Rainforest Blend as organic certified. From time to time we engage third party vendors to meet special processing needs, including roasting or specialized packaging for specific commercial accounts.
Competition
        The retail segment of the gourmet coffee industry remains highly fragmented and, with the exception of Starbucks, contains few companies with strong brands. Because of the fragmented nature of the gourmet coffee market, we cannot accurately estimate our market share. Only Starbucks has attained a national presence, and to date, no national high-quality alternative to Starbucks has emerged. Our competitors in addition to Starbucks are primarily regional or local market coffeehouses, such as Dunn Brothers in the Minneapolis market. We also compete with numerous convenience stores, restaurants, coffee shops and street vendors and, to a certain degree, with quick service restaurants such as Dunkin’ Donuts. As we continue to expand geographically, we expect to encounter additional regional and local competitors.
        Despite competing in a fragmented market, increased consumer demand has resulted in gourmet coffee brands being established across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and gourmet food stores, and in office, restaurant and food service locations.
        We believe that our customers choose among gourmet coffeehouses based upon the quality and variety of the coffee and other products, atmosphere, convenience, customer service and, to a lesser extent, price. Although consumers may differentiate coffee brands based on freshness (as an element of coffee quality), to our knowledge, few significant competitors focus on craft roasting and product freshness in the same manner as Caribou Coffee. We believe that our growing market share among gourmet coffeehouses is based on the positive response of our customers to the overall experience we provide.
        We also compete with numerous other retailers and restaurants for retail real estate locations for our coffeehouses.
Information Systems
        We utilize an integrated information system to manage the flow of information within each coffeehouse and between the coffeehouses and our corporate office. This system includes a point-of-sale, or POS, system that is connected to our corporate office and to third party application service providers via a wide area network. The POS system helps facilitate the operations of our coffeehouses by recording sales transactions, providing instantaneous processing of credit card and stored-value Caribou Card transactions, recording employee time clock information and producing a variety of management reports. Select information that is captured from the POS system is transmitted to the corporate office on a daily basis, which enables senior management to continually monitor operating results.
        We use a warehouse management system that allows us to efficiently manage our inventory of coffee beans and other products. Orders for products are placed by employees in our coffeehouses through a web-based ordering system that uploads the orders nightly to our warehouse for processing. We are installing software and technology to streamline our interview and hiring processes as we accelerate our new coffeehouse openings in 2005 and 2006.
        We use software and hardware developed by reputable vendors and commonly used in our industry. These systems are integrated to provide senior management with daily and weekly sales and cost analysis, monthly detailed profit statements and comparisons between actual and budgeted operating results. We employ back-up, redundancy and disaster recovery procedures to protect against significant system failures or disruptions.
Service Marks and Trademarks
        We regard intellectual property and other proprietary rights as important to our success. We own several trademarks and service marks that have been registered with the U.S. Patent and Trademark Office, including Caribou Coffee, Reindeer Blend and other product-specific names. We have also registered trademarks on our stylized logo. In addition, we have applications pending with the U.S. Patent and Trademark Office for a number of additional marks, including Caribou Coffee Natural Decaf, Caribou Cooler and other product-specific names. In addition, we have registered or made application to register one or more of our marks in a number of foreign countries and expect to continue to do so in the future as we expand internationally. There can be no assurance that we can obtain the registration for the marks in every country where registration has been sought.

        Our ability to differentiate our brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks. We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.
Employees
        As of May 29, 2005, we employed a workforce of 4,934 people, approximately 1,568 of whom are considered full-time employees. None of our employees are represented by a labor union. We consider our relationship with our employees to be good.
Governmental Regulation
        Our coffee roasting operations and our coffeehouses are subject to various governmental laws, regulations and licenses relating to health and safety, building and land use, and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulations. We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.
        We are also subject to the federal Fair Labor Standards Act, or the federal FLSA, and various other laws governing such matters as minimum wage requirements, overtime and other working conditions.
Litigation
        On May 25, 2005, we received a complaint by three of our former employees for a lawsuit in the State of Minnesota District Court for Hennepin County seeking monetary and equitable relief from us under the Minnesota Fair Labor Standards Act, or the Minnesota FLSA, the federal FLSA, and state common law. The suit primarily alleges that we misclassified our retail store managers and managers in training as exempt from the overtime provisions of the Minnesota FLSA and the federal FLSA and that these managers and managers in training are therefore entitled to overtime compensation for each week in which they worked more than 40 hours from May 2002 to the present with respect to the claims under the federal FLSA and for weeks in which they worked more than 48 hours from May 2003 to the present with respect to the claims under the Minnesota FLSA. The plaintiffs are seeking to represent themselves and all of our allegedly similarly situated current and former (within the foregoing periods of time) store managers and managers in training. The plaintiffs are seeking payment of an unspecified amount of allegedly owed and unpaid overtime compensation, liquidated damages, prejudgment interest, civil penalties under the Minnesota FLSA, an accounting of the amount allegedly owed to the putative class, temporary and injunctive relief, attorney’s fees and costs. We believe that we have defenses to these claims and intend to vigorously defend the lawsuit.
        In addition, from time to time, we become involved in certain legal proceedings in the ordinary course of business. We do not believe that any such ordinary course legal proceedings to which we are currently a party will have a material adverse effect on our financial position or results of operations.

MANAGEMENT
Directors and Executive Officers
        Our board of directors currently consists of  directors. Pursuant to our articles of incorporation, each of our directors is elected by our shareholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. The first annual meeting of our shareholders after this offering will be held in 2006. In addition, we intend to comply with the Nasdaq rule requiring us to have a majority of independent directors on our board of directors within one year after this offering. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.
        The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the consummation of this offering, with ages as of July 15, 2005:

Name	Age	Position

Michael J. Coles	61	Chief Executive Officer, President and Chairman of the Board
George E. Mileusnic	50	Chief Financial Officer
Amy K. O’Neil	35	Senior Vice President of Store Operations
Janet D. Astor	39	Vice President of Real Estate and Store Development
Edward T. Boyle	43	Vice President of Research and Development
Kathy F. Hollenhorst	43	Vice President of Marketing
Deborah K. Jones	51	Vice President of Training
Karen E. McBride-Raffel	39	Vice President of Human Resources
Bachir A. Mihoubi	47	Vice President of Global Franchising
Michael E. Peterson	42	Vice President, Controller
Henry A. Stein	48	Vice President of Business Development and Commercial Sales
R. Paul Turek	50	Vice President of Support Operations
Charles H. Ogburn	50	Director
Charles L. Griffith	50	Director
        Michael J. Coles has served as our Chief Executive Officer and President since June 2003 and serves as our Chairman of the Board. Prior to joining us, Mr. Coles co-founded Great American Cookie Company in 1977 and served as Chief Executive Officer until he sold his remaining interest in the company in 1998. From 1987 until 2003, Mr. Coles also served on the board of Charter Bank & Trust, of which he was a founder, and from 1998 to 2001, Mr. Coles was chairman of the board.
        George E. Mileusnic has served as our Chief Financial Officer since September 2001. Prior to joining the Company, Mr. Mileusnic served as Chief Financial Officer of Dean & DeLuca, a gourmet food retailer, from March 2000 to January 2001. From June 1998 through February 2000 and from February 2001 through August 2001, Mr. Mileusnic was a consultant and private investor providing strategic and management advice to a number of public and private companies. From September 1989 to December 1996, he was Chief Financial Officer at The Coleman Company, Inc., a manufacturer of outdoor and camping equipment, and from January 1997 to May 1998, he served as The Coleman Company’s Executive Vice President, Administration for its recreation products division. Mr. Mileusnic currently serves on the board of trustees of American Independence Funds, a family of mutual funds.
        Amy K. O’Neil has served as our Senior Vice President of Store Operations since March 2005. From July 2003 through February 2005, Ms. O’Neil was our Vice President of Store Operations, and from

January 2001 through June 2003 she was our Director of Retail Operations. Ms. O’Neil also served as our Director of Marketing from January 2000 through December 2000, and prior to that time, she held various other positions with us from the time she joined us in 1993.
        Janet D. Astor has served as our Vice President of Real Estate and Store Development since December 2004. Ms. Astor served as the Senior Vice President of Real Estate and Development at Buffets, Inc., a buffet and cafeteria restaurant operator, from 2002 to 2004. From 1993 to 2002, Ms. Astor served in various management capacities at YUM! Brands, Inc., a quick service restaurant company, including serving as Director of Development from 2000 to 2002.
        Edward T. Boyle has served as our Vice President of Research and Development since June 2003, our Director of Research and Development from January 2002 through May 2003, our Director of Operations — Midwest from September 1999 through December 2001 and our Regional Director — Ohio/ Illinois from May 1996 through August 1999.
        Kathy F. Hollenhorst has served as our Vice President of Marketing since April 2005. Prior to joining us, Ms. Hollenhorst worked with Carlson Companies, a large private hospitality company, including marketing, travel and restaurant companies, from 1996 to 2005 where she was the Executive Vice President of Marketing, Radisson Hotels and Executive Vice President CRM, Carlson Consumer Group.
        Deborah K. Jones has served as our Vice President of Training since July 2003 and as our Director of Training from March 1999 through June 2003. Ms. Jones also served in various other positions since joining Caribou in 1995, including Coffeehouse Manager, Training Coffeehouse Manager and Region Director.
        Karen E. McBride-Raffel has served as our Vice President of Human Resources since June 2003 and as our Senior Director of Field Human Resources from March 2000 through May 2003. Prior to that time she held various other positions with us since joining us in 1995, including Human Resource Manager and Director of Human Resources.
        Bachir A. Mihoubi has served as our Vice President of Global Franchising since September 2003. From 2000 to 2003, Mr. Mihoubi served as Vice President of Franchising at AFC Enterprises, Inc., an operator and franchisor of quick-service restaurants.
        Michael E. Peterson has served as our Vice President, Controller since March 2005 and served as our Controller from 1997 through February 2005.
        Henry A. Stein has served as our Vice President of Business Development and Commercial Sales since March 2005 and served as our Senior Director, Commercial Sales from October 2003 through February 2005. Prior to joining us, Mr. Stein served in various management positions at The Coca-Cola Company, including Director, Corporate Customer Development and Regional Sales Manager, Midwest Region, from 1997 to 2003.
        R. Paul Turek has served as our Vice President of Support Operations since June 2003 and served as our Senior Director and General Manager of Support Operations from July 1999 to June 2003.
        Charles H. Ogburn has been a director since January 2003. Mr. Ogburn has been an Executive Director of Arcapita since March 2001. Prior to joining Arcapita, Mr. Ogburn spent more than 15 years at the investment banking firm of The Robinson-Humphrey Company, Inc., most recently as Senior Managing Director and co-head of investment banking.
        Charles L. Griffith has been a director since July 2005. Mr. Griffith has been an Executive Director of Arcapita since February 2005. From 2003 until 2004, he served as Group President for Johns Manville, a Berkshire Hathaway-owned company that manufactures insulation and building products. From 2002 until 2003, Mr. Griffith served as Executive Vice President of Electronic Data Systems Corporation, a global technology services company. From 2001 to 2002, he was a Partner with Investcorp International, a global investment group, and from 1998 until 2001, he served as President and Chief Executive Officer of Ingersoll Dresser Pump Company, a manufacturer and aftermarket service provider of comprehensive flow control systems. Prior to this, Mr. Griffith was with Allied Signal Corporation and McKinsey and Company.
Board Committees
        Our board of directors has appointed an audit committee, compensation committee and nominating and corporate governance committee effective upon consummation of this offering. The board of directors has adopted a written charter for each of these committees, copies of which will be posted on our web site at cariboucoffee.com. The inclusion of our web site address in this prospectus does not incorporate by reference the information on our web site into this prospectus.
        Under our committee charters, the composition of each committee must comply with the rules and regulations of the SEC and Nasdaq, as amended or modified from time to time. Pursuant to the rules of the SEC and Nasdaq, we intend that (1) at the time of this offering at least one independent director will serve on our audit, compensation and nominating and corporate governance committees, (2) the committees will have a majority of independent directors within 90 days of this offering and (3) the committees will be composed solely of independent directors within 12 months of this offering. Our committee charters define “independent director” by reference to the rules and regulations of Nasdaq, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of his or her independence from management. The board of directors has determined that                     and                     qualify as independent directors.
        Audit Committee. The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will:

•	evaluate the independent auditors’ qualifications, independence and performance;

•	determine the terms of engagement of the independent auditors;

•	approve the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on the engagement team as required by law;

•	review our financial statements;

•	review our critical accounting policies and estimates; and

•	discuss with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, among other things.
                            will be designated as chair and                     and                     will be appointed as a members of our audit committee immediately after upon consummation of this offering.                     will also be designated as an “audit committee financial expert.” We intend to appoint at least one additional independent member of the audit committee within 12 months after this offering.
        Compensation Committee. The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and equity incentive plans and produce an annual report on executive compensation for inclusion in our proxy statements.                          will be designated as chair and                     will be appointed as a member of our compensation committee upon consummation of this offering. We intend to appoint at least one additional independent member of the compensation committee within 12 months after this offering.
        Nominating and Corporate Governance Committee. The nominating and corporate governance committee will adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of Nasdaq, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors, recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our shareholders.                     will be designated as chair and                     will be appointed as a member of our nominating and corporate governance committee upon consummation of this offering. We intend to appoint at least one additional independent member of the nominating and corporate governance committee within twelve months after effectiveness of the registration statement of which this prospectus is a part.
        Our board of directors may from time to time establish certain other committees to facilitate the management of our company.
Compensation Committee Interlocks and Insider Participation
        None of our executive officers who are members of our board of directors participate in the approval of matters relating to their compensation, and none of them serve as members of the compensation committee. None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.
Compensation of Directors
        Our directors who are also our employees receive no compensation for serving on the board of directors. We have agreed to reimburse our non-employee directors for all reasonable expenses incurred in connection with their duties as directors and provide $          per member in cash consideration annually for serving on our board of directors, an additional $          per member for serving on any committee of our board of directors and an additional $          for serving as chair of our audit committee. In addition, under our 2005 Equity Incentive Plan, each non-employee director will receive an initial option grant to purchase                      shares of our common stock upon the effective date of this offering, and thereafter any new non-employee director will receive an initial option grant to purchase                      shares of our common stock upon the director’s election or appointment to our board of directors. Furthermore, each non-employee director will receive an annual option grant to purchase                      shares of our common stock.
Executive Officer Compensation
        The table below summarizes the compensation awarded or paid to, or earned for, services rendered to us in all capacities during fiscal year 2004, by our Chief Executive Officer and President and the other four most highly compensated executive officers. These executives are referred to as the “named executive officers” elsewhere in this prospectus.
Summary Compensation Table

	Annual Compensation
			All Other
Name and Principal Position	Salary ($)	Bonus ($)	Compensation

Michael J. Coles
Chief Executive Officer and President	$371,154	$350,000	—
George E. Mileusnic
Chief Financial Officer	243,671	89,774	—
Amy K. O’Neil
Senior Vice President of Store Operations	154,368	30,229	45,225	(1)
Bachir A. Mihoubi
Vice President of Global Franchising	200,000	—	—
Christopher P. Toal(2)
Vice President of Marketing	147,453	22,990	—

(1)	Represents payment of relocation expenses, including temporary living expenses, costs associated with the sale of a residence and an associated tax gross-up payment, and certain group term life and medical benefits attributed to Ms. O’Neil.

(2)	Mr. Toal resigned as our Vice President of Marketing in February 2005.
Option Grants in Last Fiscal Year
        There were no option grants in fiscal year 2004 to any of our named executive officers.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
        The following table sets forth information for the named executive officers concerning stock option exercises during fiscal year 2004 and options outstanding at the end of fiscal year 2004. There was no public trading market for our common stock as of January 2, 2005. Accordingly, the value of unexercised options at the end of fiscal year 2004 have been calculated based on an assumed initial public offering price of $           per share, minus the exercise price, multiplied by the number of shares issuable upon the exercise of the option.

Value of Unexercised In-
			Number of Securities Underlying	The-Money Options at
	Shares		Unexercised Options at Fiscal	Fiscal Year End
	Acquired	Value	Year End Exercisable/	Exercisable/
Name and Principal Position	on Exercise	Realized	Unexercisable	Unexercisable

Michael J. Coles	—	—	125,000/375,000
George E. Mileusnic	—	—	112,500/37,500
Amy K. O’Neil	—	—	31,250/18,750
Bachir A. Mihoubi	—	—	12,500/37,500
Christopher P. Toal	—	—	23,750/26,250
Stock Options
1994 Stock Awards Plan
        Our 1994 Stock Awards Plan, or the 1994 Plan, became effective on May 1, 1994. The 1994 Plan terminated on January 1, 2001 and no further awards will be made under the 1994 Plan; however, termination of the 1994 Plan did not affect awards of stock options already outstanding under the 1994 Plan. As of July 15, 2005, options to purchase a total of 3,092 shares of our common stock were outstanding under the 1994 Plan, all of which are fully vested.
2001 Stock Option Plan
        Our 2001 Stock Option Plan, or the 2001 Plan, became effective on January 1, 2001. Under our 2001 Plan, we may grant stock options to certain of our employees and the employees of our subsidiaries and affiliates. Upon the effective date of this offering, no further option grants will be made under the 2001 Plan; however, effectiveness of this offering will not affect awards of stock options already outstanding under the 2001 Plan. As of July 15, 2005, options to purchase a total of 1,709,800 shares of our common stock were outstanding under the 2001 Plan, 631,125 of which are fully vested. General administrative authority of the 2001 Plan has been delegated to the compensation committee.
        If there is a change of control event (as defined in the 2001 Plan), outstanding options held by persons who are then our employees, or employees of our subsidiaries or affiliates, become fully vested and shall be cancelled in exchange for a cancellation payment to the option holder equal in value to the difference between the option exercise price per share of our common stock and the price per share paid by the persons acquiring an interest in our company in connection with the change of control event. In the case of an option holder who is not entitled to fully vest in the holder’s option due to the change of control event, the option cancellation payment described in the prior sentence will be determined based on the vested portion of the option held by such holder.
2005 Equity Incentive Plan
        Our board of directors has adopted and our shareholders have approved our 2005 Equity Incentive Plan, or the 2005 Plan, which became effective on                     , 2005. Under the 2005 Plan, we may grant stock options, restricted stock, stock appreciation rights and other incentive awards to employees and directors (who are not employees) of our company or a parent, subsidiary or affiliate of our company. The 2005 Plan will become effective upon the effective date of this offering. Only employees who are employed by our company or a parent, subsidiary or affiliate of our company are eligible to receive incentive stock options under the 2005 Plan. We have reserved a total of 500,000 shares of our common stock for issuance pursuant to the 2005 Plan, subject to certain adjustments as set forth in the 2005 Plan.
        The 2005 Plan is administered by our compensation committee. The 2005 Plan provides that the compensation committee has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the expiration date, vesting schedule and terms of exercise.
        The exercise price of nonqualified stock options and incentive stock options granted under the 2005 Plan must be at least 100% of the fair market value of our common stock on the date of grant. Options intended to qualify as performance-based compensation under Section 162(m) of the Code must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant (considering certain attribution rules) must have an exercise price that is at least 110% of our outstanding common stock on the grant date. Incentive stock options granted under the 2005 Plan will expire no later than ten years after the date of grant, or five years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date.
        In the event of certain changes in our corporate structure or capitalization, the compensation committee may make appropriate adjustments to:

•	the maximum number, kind and class (or any combination thereof) of shares of our common stock issuable under the 2005 Plan;

•	the number and class of shares of our common stock subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.
        In addition, in the event of a change in control (as defined in the 2005 Plan), all conditions (other than payment conditions) to the exercise of outstanding options and stock appreciation rights and all outstanding issuance and forfeiture conditions (other than payments conditions) on stock grants and stock unit grants shall be deemed 100% satisfied. The board of directors will have the right, to the extent expressly required as part of such transaction, to cancel options and other awards after providing the award holder a reasonable period of time to exercise his or her options and stock appreciation rights and to take such other actions as necessary to receive the stock subject to the stock grants and the cash payable under any stock unit grants.
        The board of directors may at any time amend or revise the terms of the 2005 Plan; provided, however, that without the approval of our shareholders, no amendment may effect any change that would require shareholder approval under applicable law or the rules of the stock exchange on which shares of our common stock is listed, and no amendment may be made on or after the date of a change of control which might adversely affect any rights which would otherwise vest on the related change effective date (as defined in the 2005 Plan). The board of directors at any time may suspend granting options or stock appreciation rights or making stock grants or stock unit grants and may terminate the 2005 Plan at any time. In addition, any modification, amendment or cancellation of any outstanding award requires consent of the affected holder absent certain corporate events. No grants under the 2005 Plan may be made after the earlier of the expiration of ten years from the effective date of the 2005 Plan (in which case the 2005

Plan otherwise continues until all outstanding options and stock appreciation rights have been exercised in full or are no longer exercisable and all stock issued under any stock grants have been forfeited or have become non-forfeitable, and all stock unit grants have been forfeited or paid) or the date on which all of the stock reserved under the 2005 Plan has been issued or is no longer available for use under the 2005 Plan.
Employment Agreements
Michael J. Coles
        We entered into an employment agreement, dated June 29, 2005, with Michael J. Coles to serve as our Chief Executive Officer and President. The employment agreement has a term of four years.
        The employment agreement provides for:

•	an annual base salary of $450,000;

•	eligibility for target annual bonuses to be determined by our compensation committee, which shall be equal to 100% of Mr. Coles’s then current base salary, provided that our board of directors or our compensation committee may establish a bonus plan that pays more than 100% of base salary for above-target performance; and

•	participation in employee benefit plans, programs and policies generally made available to our senior executives.
        The employment agreement provides that, if Mr. Coles’s employment is terminated by us without “good cause” or by Mr. Coles for “good reason” (each as defined in the employment agreement), Mr. Coles will be entitled to all compensation earned and all benefits and reimbursements due through the effective date of termination and a pro rated share of his target annual bonus for that year. If upon such a termination, Mr. Coles executes a general release of claims, he will also be entitled to the following:

•	a lump sum payment equal to (a) two times his base salary then in effect plus (b) an amount equal to two times the average target annual bonus paid to Mr. Coles prior to the date of termination; and

•	if Mr. Coles elects continued coverage for himself or his qualified dependents under our group health plan, payment of the portion of those healthcare costs for up to 24 months.
        Under the employment agreement, we have agreed to make an additional tax gross-up payment to Mr. Coles if any amounts paid or payable to him would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code, which we refer to as the Code. However, if a repayment of the payments and benefits by Mr. Coles to us of $50,000 or less would render the excise tax inapplicable, then Mr. Coles will make such repayment to us.
        Upon a “change of control event” (as such term is defined in the 2001 Plan), all of Mr. Coles’s outstanding equity awards that are not otherwise exercisable will be accelerated.
        Mr. Coles’s employment agreement also provides that in the event of Mr. Coles’ death or disability, he or his estate will be entitled to a pro rata share of his annual bonus calculated from the beginning of the calendar year through the date of his death or disability.
        The employment agreement also contains non-compete, confidentiality and non-solicitation provisions that apply during the term of the employment agreement and for a 12-month period thereafter.
        This employment agreement with Mr. Coles replaced a prior employment agreement we entered into with Mr. Coles in 2003. Among other things, the prior employment agreement provided that Mr. Coles was eligible to receive a one-time cash bonus based upon the valuation of our company if there had been a sale of our company or certain other corporate transactions. In consideration for Mr. Coles entering into the new employment agreement, which among other things eliminated this bonus, we paid Mr. Coles a one-time cash bonus of $750,000 and granted him 75,000 shares of our common stock. In addition, in connection with Mr. Coles entering into the new employment agreement, we granted him options to purchase 100,000 shares of our common stock that will vest in four equal annual installments beginning on the first anniversary of the grant date.
George E. Mileusnic and Amy K. O’Neil
        We entered into an employment agreement, effective as of July 1, 2005, with George E. Mileusnic to serve as our Chief Financial Officer. The employment agreement for Mr. Mileusnic provides for an annual base salary of $275,000 and the grant of options to purchase 50,000 shares of our common stock that will vest in four equal annual installments beginning on the first anniversary of his employment agreement. The employment agreement provides that, if Mr. Mileusnic is terminated by us without “cause” or by Mr. Mileusnic for “good reason” (each as defined in the employment agreement), Mr. Mileusnic will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Mr. Mileusnic executes a general release of claims, Mr. Mileusnic will be entitled to a lump sum payment in cash equal to one and one-half times of the following:

•	Mr. Mileusnic’s annual base salary then in effect; and

•	the most recent annual bonus paid to Mr. Mileusnic.
        However, if Mr. Mileusnic is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) at the time Mr. Mileusnic has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), we will not make any of the above payments before the date that is six months after the date of Mr. Mileusnic’s termination.
        We entered into an employment agreement, effective as of July 1, 2005, with Amy K. O’Neil to serve as our Senior Vice President of Store Operations. The employment agreement for Ms. O’Neil provides for an annual base salary of $250,000 and the grant of options to purchase 100,000 shares of our common stock that will vest in four equal annual installments beginning on the first anniversary of her employment agreement. The employment agreement provides that, if Ms. O’Neil is terminated by us without “cause” or by Ms. O’Neil for “good reason” (each as defined in the employment agreement), Ms. O’Neil will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Ms. O’Neil executes a general release of claims, Ms. O’Neil will be entitled to 18 consecutive monthly payments which, in the aggregate, will be equal to one and one-half times:

•	Ms. O’Neil’s annual base salary then in effect; and

•	the most recent annual bonus paid to Ms. O’Neil.
        However, if Ms. O’Neil is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) at the time Ms. O’Neil has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), we will not make any of the above payments before the date that is six months after the date of Ms. O’Neil’s termination.
        Other than the foregoing, the employment agreements for Mr. Mileusnic and Ms. O’Neil are identical and are summarized below.
        The employment agreements have an initial term of two years, and each year thereafter the agreements will be automatically extended for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled expiration of the agreement.
        Each employment agreement provides for eligibility for target annual bonuses to be determined by our compensation committee, which will be equal to 50% of the executive’s then applicable current annual base salary; provided, however, that in 2005, the executives are entitled to participate in our Senior Executive 2005 Supplemental Bonus Plan. Also, under the employment agreements, we have agreed to make available to the executives our employee benefit plans, programs and policies, which are generally available to our similarly-situated senior executives.
        Under the employment agreements, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Code. However, if a repayment of the payments and benefits by the executive to us of $50,000 or less would render the excise tax inapplicable, then the executive will make such repayment to us.
        Upon a “change of control event,” all of the executives’ outstanding equity awards that are not otherwise exercisable will be accelerated.
        If the executive’s employment terminates in the case of death or disability, our only obligation under each employment agreement is to pay the executive or, in the case of an executive’s death, the executive’s estate, the annual base salary and target annual bonus, if any, which were earned and payable on the date the executive’s employment terminated.
        The employment agreements also contain non-compete and confidentiality and non-solicitation provisions that apply during the term of the employment agreements and for an 18-month period thereafter.
Indemnification of Directors and Executive Officers and Limitation of Liability
        As allowed by the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation to provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors.
        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.
        We have entered into indemnification agreements with each of our current directors to give such directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the full extent permitted under Minnesota law, and provide for the advancement of expenses incurred by a director in connection with the investigation, defense, settlement or appeal of any action or investigation. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.
        There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
        In December 2000, we executed a management agreement with Arcapita Inc., an affiliate of our majority shareholder. Under the management agreement, Arcapita Inc. has provided general advisory services to us. The management agreement requires us to pay an annual management fee of $200,000, which we paid in respect of 2001, 2002, 2003 and 2004. For 2005, we will pay a prorated portion of the $200,000 management fee for the portion of the year prior to the completion of this offering. Upon completion of this offering, the management agreement will terminate.

PRINCIPAL SHAREHOLDERS
        The following table sets forth the beneficial ownership of shares of our common stock before and immediately following the consummation of this offering by:

•	each shareholder who is known by us to be a beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	our Chief Executive Officer and President, each of our four named executive officers and our other executive officers; and

•	all of our directors and executive officers as a group.
        The column entitled “Percentage of Shares Outstanding — Before Offering” is based on 10,427,581 shares of our common stock outstanding as of July 15, 2005. The column entitled “Percentage of Shares Outstanding — After Offering” is based on                      shares of common stock to be outstanding after this offering after giving effect to the                      shares we are selling in this offering and assumes no further exercises of outstanding options or the underwriters’ over-allotment option. The number of shares listed in the table gives effect to the           for           split of shares of our common stock immediately prior to the closing of this offering.
        Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after July 15, 2005 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated below, the address of each named person is c/o Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue, North, Brooklyn Center, Minnesota 55429.

			Percentage of
	Number of		Shares Outstanding
	Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering	Offering

Caribou Holding Company Limited	8,754,184	(1)	84.0%
c/o Arcapita Inc.
75 Fourteenth Street, 24th Floor
Atlanta, GA 30309
Arcapita Investment Management Limited	8,754,184	(1)	84.0%
c/o Paget Brown & Company Ltd.
West Wind Building
P.O. Box 1111
Grand Cayman
Cayman Islands, B.W.I.
Arcapita Bank B.S.C.(c)	8,754,184	(2)	84.0%
P.O. Box 1406
Manama, Bahrain
James R. Jundt	742,559	(3)	7.1%
c/o Jundt Associates
301 Carlson Parkway
Suite 120
Minnetonka, MN 55305
Michael J. Coles	561,857	(4)	5.2%
Charles H. Ogburn	—	(1)	—
Charles L. Griffith	—	(1)	—
George E. Mileusnic	112,500	(5)	1.1%
Amy K. O’Neil	37,500	(5)	*

			Percentage of
	Number of		Shares Outstanding
	Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering	Offering

Janet D. Astor	—		—
Edward T. Boyle	37,500	(5)	*
Kathy F. Hollenhorst	—		—
Deborah K. Jones	32,500	(5)	*
Karen E. McBride-Raffel	37,500	(5)	*
Bachir A. Mihoubi	27,237	(6)	*
Michael E. Peterson	25,000	(5)	*
Henry A. Stein	3,750	(5)	*
Christopher P. Toal	—		—
R. Paul Turek	37,500	(5)	*
All directors and executive officers as a group (15 persons)	912,844	(7)	8.2%

*	Less than 1%

(1)	As of July 15, 2005, Caribou Holding Company Limited (“CHCL”) has 150,600 shares of voting stock and 6,815,038 shares of non-voting stock outstanding. 5,971,218 of the shares of non-voting stock are held by five companies (the “Five Non-Voting Holding Companies”) that are owned by approximately 160 international investors. Arcapita Bank B.S.C.(c) (“Arcapita Bank”) holds a minority interest in three of the Five Non-Voting Holding Companies, which each own 1,587,180 shares of the non-voting stock of CHCL. 572,820 of the remaining shares of non-voting stock are held by Premium Coffee Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 271,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (“AIPL”), a Cayman Islands entity owned by management of Arcapita Bank (including Messrs. Ogburn and Griffith). 10,040 shares of voting stock are held by each of 15 separate Cayman Islands entities formed by Arcapita Bank (the “Voting Cayman Entities”). The Voting Cayman Entities are owned by approximately 50 international investors (the “International Investors”).
Each of the Voting Cayman Entities owns 6 2/3% percent of the voting stock of CHCL. Each International Investor has granted Arcapita Investment Management Limited (“AIML”), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration agreement with AIML pursuant to which AIML is authorized to vote the voting stock of CHCL held by such Voting Cayman Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its shareholders.

(2)	Arcapita Bank does not directly own any stock of CHCL, Caribou Coffee Company, Inc., AIPL or the Voting Cayman Entities. The number of shares of stock shown as owned by Arcapita Bank includes all of the shares of CHCL subject to the revocable proxies granted to AIML as described in note (1) above. Arcapita Bank is a Bahrain joint stock company.

(3)	Consists of 691,231 shares held by James R. Jundt, 6,334 shares held by Mary Joanne Jundt, and 44,994 shares held by Marcus E. Jundt.

(4)	Consists of 186,857 shares of common stock and 375,000 shares of common stock issuable with respect to options exercisable within 60 days of July 15, 2005.

(5)	Represents shares of common stock issuable with respect to options exercisable within 60 days of July 15, 2005.

(6)	Consists of (a) 2,237 shares of common stock and (b) 25,000 shares of common stock issuable with respect to options exercisable within 60 days of July 15, 2005.

(7)	Consists of (a) 236,857 shares of common stock held by Michael J. Coles, (b) 2,237 shares of common stock held by Bachir A. Mihoubi and (c) 723,750 shares of common stock issuable with respect to options exercisable within 60 days of July 15, 2005 by our executive officers and directors.

DESCRIPTION OF CAPITAL STOCK
        Our authorized capital stock consists of                      shares of common stock, par value $.01 per share, and                      shares of preferred stock, par value $.01 per share.
        As of July 15, 2005, there were 10,427,581 shares of common stock outstanding, which were held by 60 shareholders of record.
        The following description of our capital stock is not complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Minnesota law.
Common Stock
        Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. In accordance with Minnesota law, the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting at which a quorum is present shall be the act of the shareholders. There is no cumulative voting for the election of directors. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
        Our articles of incorporation empower our board of directors to issue up to                      shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.
Potential Anti-takeover Effect of Minnesota Law and Our Articles of Incorporation and Bylaws
        We are governed by the provisions of Sections 302A.675 and 302A.673 of the Minnesota Business Corporation Act, which are anti-takeover laws.
        Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class, unless the corporation’s shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

        Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a committee of disinterested members of our board of directors.
        Provisions of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. Our articles of incorporation provide that the authorized number of directors may be changed only by resolution of the board of directors. Our articles of incorporation also provide that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing. In addition, our bylaws limit the right of shareholders to call special meetings of shareholders to a shareholder or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by at least 25% of the voting power of all shares entitled to vote. Our bylaws also require the advance notice of shareholders’ nominations for the election of directors and business brought before a meeting of shareholders. Furthermore, any director may be removed from office at any time, but only for cause. In addition, our bylaws allow our board of directors to issue up to shares of undesignated preferred stock with voting rights or preferences that could impede the success of any hostile takeover or delay a change in control or change in our management.
Nasdaq National Market
        We intend to apply for quotation of our common stock on Nasdaq under the symbol “CBOU.”
Transfer Agent and Registrar
        The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE
General
        Prior to this offering, there has been no market for shares of our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of shares of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of our common stock in the public market could adversely affect the market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
        Upon completion of this offering, we expect to have outstanding                     shares of our common stock (                     shares if the underwriters’ over-allotment option is exercised in full). We have 1,712,892 shares of common stock reserved for issuance upon exercise of options outstanding under our 1994 Stock Awards Plan and our 2001 Stock Option Plan and 500,000 shares reserved for future issuance under our 2005 Equity Incentive Plan. The grant of options to purchase shares of our common stock or other stock-based awards under our 2005 Equity Incentive Plan is conditional on our having available a sufficient number of shares of our common stock authorized for issuance.
        Of these shares of our common stock, all of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933. The remaining                      shares will be “restricted securities” under the Securities Act of 1933, as defined in Rule 144.
Rule 144
        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock that constitute “restricted securities” for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their over-allotment option in full); and

•	the average weekly trading volume of shares of our common stock on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not deemed to have been one of our affiliates at any time during the three months prior to a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.
Lock-Up Agreements
        All of our directors and officers, our majority shareholder and the holders of all but                     of our other shares of outstanding common stock, are subject to lock-up agreements under which they have agreed, with limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for at least 180 days after the date of this prospectus, subject to extension as described under “Underwriting — No Sales of Similar Securities” below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS
        The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.
        This discussion is based on the U.S. Internal Revenue Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, does not address holders that are pass-through entities or that hold their shares of common stock through pass-through entities, and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. This discussion is not intended or written to be used, and cannot be used, to avoid any tax penalties and was written to support the promotion of the sale of shares of our common stock. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of shares of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agents with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in shares of our common stock, but not below zero, and then will be treated as gain from the sale of stock.
        There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us or our paying agents. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.
Gain on Disposition of Shares of Common Stock
        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of shares of our common stock unless: (1) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (2) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States; (3) in the case of Non-U.S. Holders who are nonresident alien individuals and hold shares of our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (4) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (5) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the U.S. Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of shares of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly no more than five percent of shares of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder’s holding period; and (b) shares of our common stock is regularly traded on an established securities market. There can be no assurance that shares of our common stock will continue to qualify as being regularly traded on an established securities market.
        If you are a Non-U.S. Holder described in (1) or (2) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) or (2) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (3) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States).
Information Reporting Requirements and Backup Withholding
        Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its U.S. federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.
        Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of shares of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (1) a U.S. person, (2) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) a “controlled foreign corporation” for U.S. federal income tax purposes, or (4) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.
Federal Estate Tax
        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, shares of our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.
        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE AND CANNOT BE USED TO AVOID TAX PENALTIES. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

UNDERWRITING
        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and SunTrust Capital Markets, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number of
Shares
Underwriters
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
SunTrust Capital Markets, Inc.

Total

        Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
        The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
        The total expenses of this offering, not including the underwriting discount, are estimated at $                     and are payable by us.
Over-allotment Option
        We have granted an option to the underwriters to purchase up to                 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
        We, our executive officers and directors, our majority shareholder and certain of our other existing security holders have agreed not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of common stock, for 180 days after the date of this prospectus, subject to extension as described below, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of common stock;

•	sell any option or contract to purchase any shares of common stock;

•	purchase any option or contract to sell any shares of common stock;

•	lend or otherwise dispose of or transfer any shares of common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
        This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, except for reserved shares acquired by non-management employees and certain other shareholders as part of this offering or shares acquired in open market transactions by such holders. This lock-up provision does not apply to reserved shares purchased by individuals who were not our shareholders prior to this offering. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 of the 180 days or if, prior to the expiration of the 180 days, we announce that we will release earnings results during the 16-day period beginning on the 180th day, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares.
Quotation on the Nasdaq National Market
        We intend to apply for quotation of our common stock on Nasdaq under the symbol “CBOU.”
        Before this offering, there has been no public market for shares of our common stock. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
        An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
        Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of shares of the common stock, such as bids or purchases to peg, fix or maintain that price.
        The underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.
        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
        Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of the common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market.
        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares
        Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated website is not part of this prospectus.
LEGAL MATTERS
        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain other legal matters in connection with this offering will be passed upon for us by King & Spalding LLP. King & Spalding LLP also represents Arcapita from time to time. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.
EXPERTS
        The consolidated financial statements of Caribou Coffee Company, Inc. at January 2, 2005 and December 28, 2003, and for each of the three years in the period ended January 2, 2005, appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
        We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act of 1933 with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s web site, www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and other periodic reports and proxy statements and will make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONDENSED CONSOLIDATED BALANCE SHEETS

	January 2,	April 3,
	2005	2005

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,618,470	$3,750,207
Accounts receivable (net of allowance for doubtful accounts of approximately $34,900 at January 2, 2005 and April 3, 2005)	857,692	885,935
Other receivables	1,093,675	1,265,639
Income tax receivable	451,168	253,415
Inventories	5,704,440	6,058,429
Prepaid expenses and other current assets	441,014	911,640

Total current assets	16,166,459	13,125,265
Property and equipment, net of accumulated depreciation and amortization	67,639,732	68,565,180
Notes receivable	80,649	76,619
Restricted cash	539,983	539,983
Other assets	1,780,105	1,683,612

Total assets	$86,206,928	$83,990,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,311,686	$4,110,065
Accrued expenses	10,177,173	8,303,315
Deferred revenue	5,308,713	4,202,786

Total current liabilities	20,797,572	16,616,166
Capital lease obligations	19,923,930	22,423,930
Deferred rent liability	8,420,509	8,322,759
Deferred revenue	3,055,000	3,055,000
Minority interests in affiliates	217,206	209,308

Total long term liabilities	31,616,645	34,010,997
Shareholders’ equity:
Common stock, par value $0.01 per share, 20,000,000 shares authorized; 10,351,077 and 10,352,577 shares issued and outstanding at January 2, 2005 and April 3, 2005, respectively	103,511	103,526
Additional paid-in capital	53,668,512	53,676,497
Accumulated deficit	(19,979,312)	(20,416,527)

Total shareholders’ equity	33,792,711	33,363,496

Total liabilities and shareholders’ equity	$86,206,928	$83,990,659

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Thirteen Weeks Ended

	March 28,	April 3,
	2004	2005

	(Unaudited)
Coffeehouse sales	$34,397,267	$44,187,056
Other sales	613,995	1,046,066

Total net sales	35,011,262	45,233,122
Cost of sales and related occupancy costs	14,374,506	18,044,841
Operating expenses	14,597,725	18,372,177
Opening expenses	196,789	308,319
Depreciation and amortization	2,809,601	3,686,938
General and administrative expenses	3,209,594	4,600,952
Closing expense and disposal of assets	120,000	897

Operating (loss) income	(296,952)	218,998
Other income (expense):
Interest income	1,456	1,365
Lease financing	(133,113)	(424,232)
Minority interest	(69,902)	(82,022)

Loss before provision for income taxes	(498,511)	(285,892)
Provision for income taxes	1,330	151,323

Net loss	$(499,841)	$(437,215)

Basic and diluted net loss per share	$(0.05)	$(0.04)

Basic and diluted weighted average number of shares outstanding	10,345,810	10,351,516

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Thirteen Weeks Ended

	March 28,	April 3,
	2004	2005

	(Unaudited)
Operating activities
Net loss	$(499,841)	$(437,215)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,083,528	4,112,335
Amortization of deferred financing fees	48,015	81,565
Minority interests in affiliates	69,902	82,021
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(276,508)	(196,177)
Income tax receivable	(40,271)	197,753
Inventories	(130,456)	(353,989)
Prepaid expenses and other assets	247,958	(434,764)
Accounts payable	1,419,460	(1,201,621)
Accrued expenses	(423,435)	(3,280,501)
Deferred revenue	(297,925)	(1,105,927)

Net cash provided by (used in) operating activities	3,200,427	(2,536,520)
Investing activities
Payments for property and equipment	(5,749,646)	(3,728,890)

Net cash used in investing activities	(5,749,646)	(3,728,890)
Financing activities
Proceeds from the issuance of capital lease obligations	4,000,000	2,500,000
Repayment of capital lease obligations	(3,263,904)	—
Proceeds from the issuance of common stock	—	8,000
Distribution of minority interests’ earnings	(28,112)	(89,919)
Deferred financing fees paid	—	(20,934)

Net cash provided by financing activities	707,984	2,397,147

Decrease in cash and cash equivalents	(1,841,235)	(3,868,263)
Cash and cash equivalents at beginning of period	4,779,317	7,618,470

Cash and cash equivalents at end of period	$2,938,082	$3,750,207

Supplemental disclosure of cash flow information
Noncash financing and investing transactions:
Accrual for leasehold improvements, furniture, and equipment	$304,553	$1,308,893

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation
        The “Company” and “Caribou” refer to Caribou Coffee Company, Inc. and affiliates, collectively.
        The condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments considered necessary for the fair presentation of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of the Company’s results of operations, financial position and cash flows. These condensed consolidated financial statements should be read in conjunction with the year-end consolidated financial statements and accompanying notes included in the Registration Statement.
        The Company’s sales are somewhat seasonal, with the fourth quarter accounting for the highest sales volumes. Operating results for the thirteen weeks ended April 3, 2005 are not necessarily indicative of future results that may be expected for the year ending January 1, 2006.

2.	Summary of Significant Accounting Policies
Stock Compensation
        The Company accounts for its stock-based employee compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related technical interpretations. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, requires companies that elect not to account for stock-based compensation as prescribed by that statement to disclose, among other things, the pro forma effects on operations as if SFAS No. 123 had been adopted. SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, provides for alternative methods of transitioning to SFAS No. 123. It also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. The Company will continue to use the intrinsic value method of accounting for stock-based compensation as allowed by SFAS No. 148 and make the appropriate disclosures. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equals or exceeds the market value of the underlying stock on the dates of grant.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss and net loss per share would have been as follows:

	Thirteen Weeks Ended

	March 28,	April 3,
	2004	2005

Net loss: As reported	$(499,841)	$(437,215)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	99,027	14,504

Pro forma net loss	$(598,868)	$(451,719)

Basic and diluted net loss per share
As reported	$(0.05)	$(0.04)

Pro forma	$(0.06)	$(0.04)

3.	Recent Accounting Pronouncements
        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption of this statement did not have a significant impact on the Company’s financial position and results of operations.
        In December 2002, the FASB issued SFAS No. 148, which amended SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements with fiscal years ending after December 15, 2002. In compliance with SFAS No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangements as defined by APB Opinion No. 25 and will make the applicable disclosures.
        In January 2003, the FASB issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. However, application of the majority voting interest requirement in ARB No. 51 to certain types of entities may not

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. The Company adopted FIN 46 on January 1, 2003 with no impact on the Company’s financial position and results of operations.
        In December 2004, the FASB issued SFAS No. 123-revised 2004, Share-Based Payment (“SFAS No. 123R”), which replaces No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS No. 123R are effective for us beginning with the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are evaluating the requirements under SFAS No. 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share. However, it will not have an effect on our overall cash flow.
        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

4.	Store Closing and Asset Disposals
        Based on an operating cash flow analysis performed throughout the year, the Company commits to a plan to close unprofitable stores. If the store assets are deemed to be impaired, the Company records a charge to reduce the carrying value of the fixed assets to estimated realizable value. Upon closing of the stores, the Company will accrue for estimated lease commitments and other expenses associated with the closings.
        No stores were closed during the thirteen weeks ended March 28, 2004 or April 3, 2005. During the thirteen weeks ended March 28, 2004, the Company paid $120,000 to terminate a lease prior to maturity.
        At January 2, 2005 and April 3, 2005, $510,000 and $474,781, respectively, was accrued related to store closings and exit activities. Such amounts are included in accrued expenses in the consolidated balance sheets.
        The results of operations for the unprofitable stores (which are defined as coffeehouses with operating losses) for the thirteen weeks ended March 28, 2004 and April 3, 2005 included losses of $1,436,678 and $1,646,924, respectively.
        Depreciation expense for the thirteen weeks ended March 28, 2004 and April 3, 2005 included $86,952 and $134,276, respectively, related to charges for impaired assets.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Inventories
        Inventories consist of the following:

	January 2,	April 3,
	2005	2005

Coffee	$2,579,718	$2,444,801
Merchandise held for sale	1,086,611	1,137,324
Supplies	2,038,111	2,476,304

	$5,704,440	$6,058,429

        At January 2, 2005 and April 3, 2005, the Company had fixed price inventory purchase commitments, primarily for green coffee, aggregating approximately $5,863,000 and $8,235,000, respectively. These commitments are for less than one year.

6.	Stock Options
        The Company maintains stock option plans, which provide for the granting of non-qualified stock options to officers and key employees and certain non-employees. Stock options have been granted at prices equal to the fair market values as of the dates of grant. Options vest generally in four years and expire in ten years from the grant date.
        Pro forma information regarding net income is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The per share weighted-average fair value of stock options granted during the 13 weeks ended March 28, 2004 was $1.41 on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions:

Thirteen Weeks Ended
March 28, 2004

Expected dividend yield	0%
Risk free interest rate	3.43%
Expected life	5 years
        There were no options granted during the thirteen weeks ended April 3, 2005.

7.	Income Taxes
        The provision for income taxes for the thirteen weeks ended March 28, 2004 and April 3, 2005, is computed at the effective income tax rate expected to be applicable in each respective full year using the applicable statutory rates on a jurisdictional basis, adjusted for changes in valuation allowances relating to the Company’s state net operating loss carryforwards.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Earnings per share
        Basic and diluted earnings per share for the thirteen weeks ended March 28, 2004 and April 3, 2005 were as follows:

	Thirteen Weeks Ended

	March 28,	April 3,
	2004	2005

Net loss	$(499,841)	$(437,215)

Weighted average common shares outstanding (for basic and diluted calculation)	10,345,810	10,351,516

Basic and diluted net loss per share	$(0.05)	$(0.04)
        For the thirteen weeks ended March 28, 2004 and April 3, 2005, stock options were excluded from the calculation of shares applicable to diluted net loss per share because their inclusion would have been anti-dilutive.

9.	Subsequent Events
        On June 29, 2005, the Company issued 75,000 shares of common stock and made a $750,000 cash payment to its Chief Executive Officer in connection with amending and restating his prior employment agreement. The Company recorded a charge of approximately $1,738,000 related to the issuance of the shares and the cash payment.
        On May 24, 2005, the Company received a complaint by three former employees for a lawsuit against the Company in the State of Minnesota District Court for Hennepin County seeking monetary and equitable relief against the Company under the Minnesota Fair Labor Standards Act (the “Minnesota FLSA”), the federal Fair Labor Standards Act (the “federal FLSA”), and state common law. The suit primarily alleges that the Company has misclassified its retail store managers and managers in training as exempt from the overtime provisions of the Minnesota FLSA and the federal FLSA and that these managers and managers in training are therefore entitled to overtime compensation for each week in which they worked more than 40 hours from May 2002 to the present with respect to the claims under the federal FLSA and for weeks in which they worked more than 48 hours from May 2003 to the present with respect to the claims under the Minnesota FLSA. The plaintiffs are seeking to represent themselves and all allegedly similarly situated current and former (within the foregoing periods of time) store managers and managers in training of the Company. The plaintiffs are seeking payment of an unspecified amount of allegedly owed and unpaid overtime compensation, liquidated damages, prejudgment interest, civil penalties under the Minnesota FLSA, an accounting of the amount allegedly owed to the putative class, temporary and injunctive relief, attorney’s fees and costs. The Company believes that it has defenses to these claims and intends to vigorously defend the lawsuit.
        In June 2005, the Company commenced plans to offer a maximum of $90 million in newly issued shares of common stock in an initial public offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Caribou Coffee Company, Inc. and Affiliates
        We have audited the accompanying consolidated balance sheets of Caribou Coffee Company, Inc. and Affiliates (A Majority Owned Subsidiary of Caribou Holding Company Limited) (the Company) as of January 2, 2005 and December 28, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended January 2, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caribou Coffee Company, Inc. and Affiliates as of January 2, 2005 and December 28, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 25, 2005

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONSOLIDATED BALANCE SHEETS

	December 28,	January 2,
	2003	2005

ASSETS
Current assets:
Cash and cash equivalents	$4,779,317	$7,618,470
Accounts receivable (net of allowance for doubtful accounts of approximately $34,900 at December 28, 2003 and January 2, 2005)	546,831	857,692
Other receivables	1,391,723	1,093,675
Income tax receivable	100,000	451,168
Inventories	4,171,606	5,704,440
Prepaid expenses and other current assets	783,329	441,014

Total current assets	11,772,806	16,166,459
Property and equipment, net of accumulated depreciation and amortization	49,447,965	67,639,732
Notes receivable	96,705	80,649
Restricted cash	539,983	539,983
Other assets	152,065	1,780,105

Total assets	$62,009,524	$86,206,928

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,627,894	$5,311,686
Accrued expenses	6,424,745	10,177,173
Deferred revenue	3,439,533	5,308,713
Current portion of deferred compensation	165,781	—
Current portion of note payable and capital lease obligations	717,494	—

Total current liabilities	14,375,447	20,797,572
Note payable and capital lease obligations, less current maturities	5,333,587	19,923,930
Deferred rent liability	6,246,729	8,420,509
Deferred revenue	—	3,055,000
Minority interests in affiliates	236,542	217,206

Total long term liabilities	11,816,858	31,616,645
Shareholders’ equity:
Common stock, par value $0.01 per share, 20,000,000 shares authorized; 10,345,777 and 10,351,077 shares issued and outstanding at December 28, 2003 and January 2, 2005, respectively	103,458	103,511
Additional paid-in capital	53,619,256	53,668,512
Accumulated deficit	(17,905,495)	(19,979,312)

Total shareholders’ equity	35,817,219	33,792,711

Total liabilities and shareholders’ equity	$62,009,524	$86,206,928

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Coffeehouse sales	$103,290,888	$121,812,018	$157,534,501
Other sales	4,662,846	1,923,804	3,336,047

Total net sales	107,953,734	123,735,822	160,870,548
Cost of sales and related occupancy costs	44,882,647	50,640,931	65,319,899
Operating expenses	40,064,314	49,363,795	65,029,400
Opening expenses	439,356	822,165	1,201,829
Depreciation and amortization	7,430,665	10,452,583	13,381,562
General and administrative expenses	10,295,502	12,343,113	15,534,987
Closing expense and disposal of assets	917,126	166,577	1,034,422

Operating income (loss)	3,924,124	(53,342)	(631,551)
Other income (expense):
Interest income	29,168	8,902	5,583
Lease financing	(495,926)	(511,002)	(963,356)
Minority interest	(187,937)	(153,415)	(265,163)

Income (loss) before provision for income taxes	3,269,429	(708,857)	(1,854,487)
Provision for income taxes	156,000	227,970	219,330

Net income (loss)	$3,113,429	$(936,827)	$(2,073,817)

Basic and diluted earnings (loss) per share	$0.31	$(0.09)	$(0.20)

Basic weighted average number of shares outstanding	9,970,368	10,010,678	10,348,760

Diluted weighted average number of shares outstanding	9,972,233	10,010,678	10,348,760

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock
			Additional
	Number of		Paid-In	Treasury	Accumulated	Shareholders’
	Shares	Amount	Capital	Stock	Deficit	Equity

Balance, December 30, 2001	9,970,368	$99,971	$50,321,672	$(267)	$(20,082,097)	$30,339,279
Refund of amounts in escrow related to recapitalization	—	—	43,148	—	—	43,148
Net income	—	—	—	—	3,113,429	3,113,429

Balance, December 29, 2002	9,970,368	99,971	50,364,820	(267)	(16,968,668)	33,495,856
Stock repurchase	(40,000)	—	(399,600)	(400)	—	(400,000)
Issuance of common stock	413,909	3,472	3,642,801	667	—	3,646,940
Exercise of stock options	1,500	15	11,235	—	—	11,250
Net loss	—	—	—	—	(936,827)	(936,827)

Balance, December 28, 2003	10,345,777	103,458	53,619,256	—	(17,905,495)	35,817,219
Exercise of stock options	5,300	53	39,697	—	—	39,750
Refund of expenses related to sale of common stock	—	—	9,559	—	—	9,559
Net loss	—	—	—	—	(2,073,817)	(2,073,817)

Balance, January 2, 2005	10,351,077	$103,511	$53,668,512	$—	$(19,979,312)	$33,792,711

See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Operating activities
Net income (loss)	$3,113,429	$(936,827)	$(2,073,817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,049,677	11,767,643	14,790,877
Amortization of deferred financing fees	190,970	192,060	419,195
Amortization of management fees	200,000	200,000	—
Provision for closing expense and asset disposals	710,818	150,715	433,267
Minority interests in affiliates	187,937	153,415	265,163
Changes in operating assets and liabilities:
Accounts receivable and other receivables	426,033	(521,560)	3,243
Income tax receivable	(900,078)	800,078	(351,168)
Inventories	(270,760)	(110,978)	(1,532,834)
Prepaid expenses and other assets	(111,678)	(119,902)	(73,548)
Accounts payable	659,061	523,099	1,683,792
Accrued expenses	1,453,881	2,608,134	4,862,934
Deferred revenue	—	1,268,392	4,924,180
Deferred compensation	221,226	(288,077)	(165,781)

Net cash provided by operating activities	13,930,516	15,686,192	23,185,503

Investing activities
Restricted cash	(16,487)	—	—
Payments for property and equipment	(12,169,916)	(20,666,281)	(32,352,637)

Net cash used in investing activities	(12,186,403)	(20,666,281)	(32,352,637)

Financing activities
Proceeds from the issuance of capital lease obligations	—	4,300,000	28,923,930
Repayment of note payable and capital lease obligations	(1,845,720)	(269,753)	(15,051,081)
Purchase of treasury stock	—	(400,000)	—
Proceeds from the issuance of common stock	—	3,658,190	49,309
Refunds of amounts in escrow related to recapitalization	43,148	—	—
Distribution of minority interests’ earnings	(280,277)	(174,489)	(284,499)
Deferred financing fees paid	—	—	(1,631,372)

Net cash (used in) provided by financing activities	(2,082,849)	7,113,948	12,006,287

(Decrease) increase in cash and cash equivalents	(338,736)	2,133,859	2,839,153
Cash and cash equivalents at beginning of year	2,984,194	2,645,458	4,779,317

Cash and cash equivalents at end of year	$2,645,458	$4,779,317	$7,618,470

Supplemental disclosure of cash flow information
Cash paid during the year for:
Lease financing	$389,530	$534,894	$1,037,188
Income taxes	1,035,878	200,389	569,168
Noncash financing and investing transactions:
Accrual for leasehold improvements, furniture and equipment	$489,891	$26,028	$1,063,274
Deferred compensation	—	431,423	—
See accompanying notes.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Summary of Significant Accounting Policies
Description of Business
        Caribou Coffee Company, Inc. and Affiliates (“Caribou” or the “Company”) is a specialty retailer of high-quality coffees, teas, bakery goods, and related merchandise. The Company is a majority-owned subsidiary of Caribou Holding Company Limited. As of January 2, 2005, the Company owned and operated 304 stores located in Minnesota, Wisconsin, Georgia, North Carolina, North Dakota, Illinois, Iowa, Ohio, Pennsylvania, Michigan, Maryland, Virginia, and Washington, D.C.
Principles of Consolidation
        The consolidated financial statements include the accounts of Caribou Coffee Company, Inc. and affiliates that Caribou controls. The affiliates are Caribou Ventures, a partnership that operates one retail store, Caribou MSP Airport, a partnership that operates three stores and Caribou Coffee Development Company, Inc., a licensor of Caribou Coffee branded coffeehouses. All material intercompany balances and transactions between Caribou Coffee Company, Inc. and Caribou Ventures, Caribou MSP Airport and Caribou Coffee Development Company, Inc. have been eliminated in consolidation.
Use of Estimates
        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.
Fiscal Year End
        The Company’s fiscal year ends on the Sunday closest to December 31. Fiscal year 2004 had 53 weeks and fiscal years 2003 and 2002 had 52 weeks.
Cash and Cash Equivalents
        Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.
Fair Value of Financial Instruments
        The fair values of the Company’s financial instruments, which include cash and cash equivalents, accounts and notes receivable, accounts payable, notes payable and accrued expenses, approximate their carrying values.
        The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with high quality FDIC-insured financial institutions. Credit losses have not been significant.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
        Inventories are stated at the lower of cost (first-in, first-out) or market.
Accounts Receivable
        The Company performs periodic credit evaluations of its customers’ financial condition and does not require collateral. Receivables are generally due within 30 days. An allowance is recorded as an estimate of probable losses on outstanding receivables. The accounts receivable balance includes trade receivables.
Other Receivables
        Other receivables include occupancy related receivables from subtenants of the Company and new lease tenant allowances due from the Company’s landlords.
Property and Equipment
        Property and equipment is stated on the basis of cost less accumulated depreciation. Property and equipment under capital leases is recorded at the present value of minimum lease payments. Depreciation of property and equipment is computed using the straight-line method over estimated useful lives of the assets, two to 20 years, for financial reporting purposes. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related initial lease term, excluding renewal option terms, which is generally five to ten years, unless it is reasonably assured that the renewal option term is going to be exercised.
Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
        The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Stock Compensation
        The Company accounts for its stock-based employee compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related technical interpretations. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, requires companies that elect not to account for stock-based compensation as prescribed by SFAS No. 123 to disclose, among other things, the pro forma effects on operations as if SFAS No. 123 had been adopted. SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, provides for alternative methods of transitioning to SFAS No. 123. It also amends the disclosure provisions of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB Opinion No. 28 is effective for

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
interim periods beginning after December 15, 2002. The Company will continue to use the intrinsic value method of accounting for stock-based compensation as allowed by SFAS No. 148 and make the appropriate disclosures. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equals or exceeds the market value of the underlying stock on the dates of grant.
        Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income for the years ended December 29, 2002, December 28, 2003 and January 2, 2005 would have been decreased to the pro forma net income indicated in the table below. The pro forma net loss for the year ended December 28, 2003 was not different from the reported net loss due to forfeiture of certain options that ultimately did not vest.

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Net income (loss): As reported	$3,113,429	$(936,827)	$(2,073,817)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	429,393	—	399,197

Pro forma net income (loss)	$2,684,036	$(936,827)	$(2,473,014)

Basic and diluted net income (loss) per share:
As reported	$0.31	$(0.09)	$(0.20)

Pro forma	$0.26	$(0.09)	$(0.25)

Store Preopening and Closing Expenses
        Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred. When a store is closed, the remaining carrying amount of fixed assets, net of expected recovery value, is charged to operations. For stores under operating lease agreements, the estimated liability under the lease is also accrued.
Revenue Recognition
        The Company recognizes retail store revenue (coffeehouse sales) when payment is tendered at the point of sale. Revenue from the sale of products to commercial or mail order customers (other sales) is recognized when ownership and price risk of the products are legally transferred to the customer, which is generally upon the shipment of goods. Revenues include any applicable shipping and handling costs invoiced to the customer and the expense of such shipping and handling costs is included in cost of sales. The Company sells gift certificates and stored value cards of various denominations. Cash receipts related to gift certificate and stored value cards sales are deferred when initially received and revenue is recognized when the certificate or card is redeemed and the related products are delivered to the customer. Such amounts are classified as a current liability on the Company’s consolidated balance sheets.
Advertising
        Advertising costs are expensed as incurred. Such amounts aggregated approximately $2,887,000, $3,264,000, and $4,360,000 for the years ended December 29, 2002, December 28, 2003, and January 2, 2005, respectively.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Operating Leases and Rent Expense
        The Company accounts for its operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin No. 85-3, Accounting for Operating Leases With Scheduled Rent Increases. Certain of the Company’s lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the initial lease term and renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in “accrued expenses” and “deferred rent liability” in the consolidated balance sheets.
Income Taxes
        The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
Earnings Per Share
        Basic earnings per share were computed based on the weighted average number of shares of common stock outstanding. Diluted earnings per share were computed based on the weighted average number of shares of common stock outstanding plus the impact of potentially dilutive shares, if any.

2.	Store Closings and Asset Disposals
        Based on an operating cash flow analysis performed throughout the year, the Company commits to a plan to close unprofitable stores. If the store assets are deemed to be impaired, the Company records a charge to reduce the carrying value of the fixed assets to estimated realizable value. Upon closing of the stores, the Company will accrue for estimated lease commitments and other expenses associated with the closings. During the year, the Company wrote off the carrying value of fixed assets that were abandoned or disposed of in connection with store remodels, store relocations or general fixed asset impairment. The Company also recognized a loss for the year ended January 2, 2005 associated with exiting the leased facility in connection with the consolidation of its corporate headquarters, warehouse and roasting facilities,

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Such charges consist of the following:

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Coffeehouse closures	6	2	4

Amount charged to operations for closed coffeehouses:
Closure costs	$263,097	$25,000	$335,853
Net book value of closed coffeehouse property and equipment	333,132	129,835	189,714
Amount charged to operations for other property and equipment write-offs	320,897	11,742	8,855
Amount charged to operations for costs to consolidate facilities	—	—	500,000

Coffeehouse closing expense and disposal of assets	$917,126	$166,577	$1,034,422

        At December 28, 2003 and January 2, 2005, $45,310 and $510,000, respectively, was accrued related to coffeehouse closings and exit activities. Such amounts are included in accrued expenses in the consolidated balance sheets.
        The results of operations for the unprofitable coffeehouses (which are defined as coffeehouses with operating losses) for the years ended December 29, 2002, December 28, 2003, and January 2, 2005 included losses of $2,982,003, $5,328,135, and $5,756,280, respectively.
        Depreciation expense for the years ended December 29, 2002, December 28, 2003, and January 2, 2005 included $244,338, $1,839,219, and $985,152, respectively, related to charges for impaired assets.

3.	Recent Accounting Pronouncements
        In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. This Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. The Company adopted SFAS 146 on January 1, 2003 and the adoption of this statement did not have a significant impact on the Company’s financial position and results of operations.
        In December 2002, the FASB issued SFAS No. 148, which amended SFAS No. 123. The Standard provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Additionally, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
method used on reported results. The Statement is effective for financial statements with fiscal years ending after December 15, 2002. In compliance with SFAS 148, the Company has elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangements as defined by APB Opinion No. 25 and will make the applicable disclosures.
        In January 2003, the FASB issued Financial Interpretation 46, Consolidation of Variable Interest Entities (“FIN 46”). This Interpretation clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. The Company adopted FIN 46 on January 1, 2003 with no impact on the Company’s financial position and results of operations.
        In December 2004, the FASB issued SFAS 123-revised 2004, Share-Based Payment, or SFAS 123R which replaces No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R are effective for us beginning with the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are evaluating the requirements under SFAS 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share. However, it will not have an effect on our overall cash flow.
        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

4.	Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 28,	January 2,
	2003	2005

Operating funds and interest-bearing deposits	$4,778,211	$7,617,351
Money market funds	1,106	1,119

	$4,779,317	$7,618,470

5.	Restricted Cash
        At December 28, 2003 and January 2, 2005, cash of $539,983 was pledged as collateral on outstanding letters of credit related to lease commitments and was classified as restricted cash in the consolidated balance sheets.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Inventories
        Inventories consist of the following:

	December 28,	January 2,
	2003	2005

Coffee	$1,696,607	$2,579,718
Merchandise held for sale	890,966	1,086,611
Supplies	1,584,033	2,038,111

	$4,171,606	$5,704,440

        At December 28, 2003, and January 2, 2005, the Company had fixed price inventory purchase commitments, primarily for green coffee, aggregating approximately $4,490,000 and $5,863,000, respectively. These commitments are for less than one year.

7.	Property and Equipment
Property and equipment consist of the following:

	December 28,	January 2,
	2003	2005

Leasehold improvements	$49,267,663	$64,519,192
Furniture, fixtures, and equipment	44,902,619	60,265,603

	94,170,282	124,784,795
Less accumulated depreciation and amortization	(44,722,317)	(57,145,063)

	$49,447,965	$67,639,732

8.	Note Payable and Capital Lease Obligations
        On December 27, 2000, the Company entered into a sale leaseback agreement with a third party financing company whereby from time to time it sells equipment to the financing company and, immediately following the sale, leases back all the sold equipment under a capital lease. The Company does not recognize any gain or loss on the sale of such equipment. The agreement provided for $20 million of such activity and expires on April 25, 2005. During fiscal 2004, the Company obtained a new sale leaseback agreement wherein the maximum amount of equipment the Company can sell and leaseback was increased to $55 million (and can be further increased to $60 million with certain approvals) and the expiration date of the agreement was extended to June 29, 2009.
        The sale leaseback agreement was structured to be consistent with the Shari’ ah principles. Annual rent payable under the lease financing arrangement is equal to the amount outstanding under the lease financing arrangement multiplied by the applicable LIBOR rate plus a specified margin (5.25% at January 2, 2005). Under GAAP, such sale leaseback agreement qualifies as a capital lease and has been classified as such on the balance sheets. The terms of the sale leaseback agreement contain certain financial covenants and limitations on the amount used for expansion activities based on operating cash flows of the Company. The Company is liable for a commitment fee on any unused portion of the facility. The unused portion of the facility aggregated approximately $35.1 million at January 2, 2005.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        Note payable and capital lease obligation are as follows:

	December 28,	January 2,
	2003	2005

Capital lease obligation	$6,050,100	$19,923,930
Note payable to a landlord, principal and interest at 8%, due monthly through March 2004	981	—

	6,051,081	19,923,930
Less current portion	(717,494)	—

	$5,333,587	$19,923,930

9.	Stock Options
        The Company maintains stock option plans, which provide for the granting of non-qualified stock options to officers and key employees and certain non-employees. Stock options have been granted at prices equal to the fair market values as of the dates of grant. Options vest generally in four years and expire ten years from the grant date.
        Pro forma information regarding net income is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The per share weighted-average fair value of stock options granted during the years ended December 29, 2002, December 28, 2003 and January 2, 2005 was $1.66, $1.34 and $1.41, respectively, on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions:

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Expected dividend yield	0%	0%	0%
Risk free interest rate	5.00%	3.25%	3.43%
Expected life	5 years	5 years	5 years

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        Stock option activity during the years indicated is as follows:

	Number of	Weighted Average	Range of
	Shares	Exercise Price	Exercise Prices

Outstanding, December 30, 2001	886,117	$7.48	$4.25 - 7.50
Granted	182,500	7.50	7.50
Exercised	—	—	—
Forfeited	(10,725)	7.45	6.75 - 7.50

Outstanding, December 29, 2002	1,057,892	7.49	4.25 - 7.50
Granted	780,000	8.94	8.94
Exercised	(1,500)	7.50	7.50
Forfeited	(620,050)	7.51	6.50 - 8.94

Outstanding, December 28, 2003	1,216,342	8.41	4.25 - 8.94
Granted	169,500	8.94	8.94
Exercised	(5,300)	7.50	7.50
Forfeited	(51,950)	8.17	7.50 - 8.94

Outstanding, January 2, 2005	1,328,592	8.49	$4.25 - 8.94

        Options granted to employees are exercisable according to the terms of each agreement, ranging from three to four years. At December 28, 2003 and January 2, 2005, 179,511 and 555,092 options outstanding were exercisable with weighted average exercise prices of $7.47 and $7.99, respectively. At December 28, 2003 and January 2, 2005, 1,664,616 and 1,659,316 shares, respectively, of the Company’s common stock were reserved for issuance related to stock options and stock purchase warrants. At December 28, 2003 and January 2, 2005, the weighted-average remaining contractual life of outstanding options was 8.57 and 7.85 years, respectively.

10.	Leasing Arrangements and Commitments
        The Company leases retail stores, roasting and distribution facilities, office space and certain equipment under operating leases expiring through December 2019. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.
        Rental expense under these lease agreements, excluding real estate taxes, common area charges and insurance, was as follows:

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Minimum rentals	$7,319,721	$9,248,352	$12,018,384
Contingent rentals	1,363,475	1,402,745	1,659,959

	8,683,196	10,651,097	13,678,343
Less sublease rentals	(302,735)	(286,073)	(257,640)

	$8,380,461	$10,365,024	$13,420,703

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        Minimum future rental payments under these agreements as of January 2, 2005 are as follows:

2005	$14,919,028
2006	14,895,167
2007	14,107,472
2008	12,871,665
2009	12,112,438
Thereafter	46,708,626

$115,614,396

        Total future minimum sublease rental income is $1,053,392.

11.	Income Taxes
        The provision for income taxes consists of the following:

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Current:
U.S. Federal	$172,218	$(205,117)	$667,187
State	178,540	201,124	306,653

	350,758	(3,993)	973,840
Deferred:
U.S. Federal	(172,218)	205,117	(667,187)
State	(22,540)	26,846	(87,323)

	(194,758)	231,963	(754,510)

	$156,000	$227,970	$219,330

        A reconciliation of the differences between income taxes computed at the U.S. Federal statutory tax rate and the Company’s income tax provision is as follows:

	Years Ended

	December 29,	December 28,	January 2,
	2002	2003	2005

Tax at U.S. Federal statutory rate	$1,111,605	$(241,011)	$(630,522)
State income taxes, net of U.S. Federal income tax benefit	102,960	150,460	111,757
Permanent differences	(9,367)	17,841	34,381
Changes in valuation allowance	(1,096,751)	317,268	820,293
Other, net	47,553	(16,588)	(116,579)

	$156,000	$227,970	$219,330

        Net operating loss carryforwards totaled $10.6 million at January 2, 2005. The net operating loss carryforwards will begin to expire in 2011, if not utilized. Additional equity offerings or certain changes in control in future years may further limit the Company’s ability to utilize carryforwards. After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance against its deferred income tax assets at January 2, 2005 due to the uncertainty of realizing such deferred income tax assets.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        Deferred income taxes reflect the net income tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income taxes. The tax effects of temporary differences that give rise to significant portions of the Company’s deferred income tax assets (liabilities) are as follows:

	Years Ended

	December 28,	January 2,
	2003	2005

Depreciation	$(3,613)	$(2,345,012)
Deferred rent on leases	2,833,703	2,753,198
Net operating loss carryforwards	2,639,433	4,244,650
Store closing and asset reserves	18,124	344,000
Accrued expenses	462,457	227,055
Deferred revenue	131,074	1,435,108
Other	870,650	1,113,122

Gross deferred income tax assets	6,951,828	7,772,121
Less deferred income tax asset valuation allowance	(6,951,828)	(7,772,121)

Net deferred income tax assets	$—	$—

12.	Related Party Transactions
Management Agreement
        In December 2001, the Company executed a management agreement with an affiliate of the Company’s majority stockholder. The management agreement provides that the affiliate will provide general advisory services to the Company. The management agreement requires the Company to pay an annual management fee of $200,000. The management agreement will terminate in connection with the closing of an initial public offering.
Notes from Affiliates
        In 1999, the Company issued a note to an affiliate of the Company. The note has a variable interest rate of prime plus 2%, with interest-only payments due each quarter, from January 15, 1999 until October 15, 2001. Beginning January 15, 2002, principal payments of $4,029 and any accrued interest were due each quarter with the final payment due on October 15, 2009. The note receivable balance plus accrued interest totaled $96,705 and $80,649 at December 28, 2003 January 2, 2005, respectively.
Executive Split Dollar Life Insurance
        The Company established an Executive Split-Dollar Life Insurance Policy (the “Policy”) for the former Chief Executive Officer (“CEO”) of the Company. Under the Policy, the Company agreed to pay premiums for the life insurance policy that is owned by the CEO. The Company has certain security interests in the Policy as well as the cash value of the Policy. Premiums paid by the Company, net of the increase in cash value, are charged to operations. Concurrent with the termination of its CEO in January 2003 the Company released its security interest in the cash value of the Policy in satisfaction of a portion of its deferred compensation liability to its former CEO. This resulted in a non-cash charge to income of $431,423 during the year ended December 28, 2003, which is included in general and administrative expenses in the statement of operations.

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
        On August 1, 1999, the Company signed a deferred compensation agreement with its then current CEO. This agreement required the Company to credit the CEO’s deferred compensation account (the “Account”) for $154,000 on the effective date of such agreement and each of the seven annual anniversaries of the effective date. Each month the Company credited the Account with earnings or losses based on an earnings rate that was determined by the performance of certain investment funds. In January 2003, the CEO’s employment contract was terminated, thereby ceasing the Company’s future obligations to the deferred compensation agreement, and requiring a scheduled payout of the balance in the Account, which concluded with the final payment during the year ended January 2, 2005. As of December 28, 2003, the Company had $165,781 accrued related to this agreement, which was paid out during 2004.

13.	Employee Benefit Plan
        The Company sponsors a 401(k) defined contribution plan for substantially all employees. Amounts expensed for company contributions to the plan aggregated approximately $65,000, $78,000, and $76,000 for the years ended, December 29, 2002, December 28, 2003, and January 2, 2005, respectively.

14.	Master License Agreement
        In November 2004, the Company entered into a Master License Agreement with a licensee. The agreement provides the licensee the right to develop, sublicense or operate 250 Caribou Coffee coffeehouses in 12 Middle Eastern countries. The Agreement expires in November 2012 and provides for certain renewal options.
        In connection with the agreement the licensee paid the Company a nonrefundable deposit aggregating $3,250,000. In addition to the deposit the licensee is obligated to pay the Company a $20,000 per licensed/sublicensed store (initial license fee) opened for the first 100 Caribou Coffee Coffeehouses and $15,000 for each additional licensed/sublicensed store opened (after the first 100). The agreement provides for $5,000 of the initial deposit received by the Company to be applied against the initial license fee as discussed herein. Monthly royalty payments ranging from 3%-5% of gross sales are also due to the Company.
        The Company included $3,055,000 of the deposit in long term liabilities as deferred revenue and $195,000 in current liabilities as deferred revenue on its January 2, 2005 balance sheet. Such initial deposit will be amortized into income on a pro rata basis at the same time the initial license fee payments are received in connection with the execution of the license or sublicense agreements. The Company also deferred approximately $136,000 of costs related to the agreement. At January 2, 2005, there were no coffeehouses operating under this Agreement. Certain owners of the licensee are also shareholders of Caribou Holding Company Limited.

15.	Earnings (loss) per share
        Basic and diluted earnings (loss) per share for the last three fiscal periods were as follows:

	December 29,	December 28,	January 2,
	2002	2003	2005

Net income (loss)	$3,113,429	$(936,827)	$(2,073,817)

Weighted average number of shares outstanding (for basic calculation)	9,970,368	10,010,678	10,348,760
Effects of dilutive stock options	1,859	—	—

Weighted average number of shares outstanding (for diluted calculation)	9,972,227	10,011,678	10,348,760

Net income (loss) per share — basic and diluted	$0.31	$(0.09)	$(0.02)

        The computation above does not include 1,050,000 options for 2002 in the fully diluted computation because the option’s exercise price was greater than the average fair value of the common shares and

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
(A Majority Owned Subsidiary of Caribou Holding Company Limited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
inclusion of the options in the earnings per share calculation would have been anti-dilutive. For fiscal 2003 and 2004, stock options were excluded from the calculation of shares applicable to diluted net loss per share because their inclusion would have been anti-dilutive.

16.	Selected Quarterly Financial Data (Unaudited)

	Fiscal Quarters

Year Ended December 28, 2003	First	Second	Third	Fourth

Net sales	$26,903,772	$29,903,918	$30,707,382	$36,220,750
Cost of sales and related occupancy costs	10,836,617	11,932,039	12,625,156	15,247,119
Operating income (loss)	130,244	(25,689)	471,472	(629,369)
Net (loss) income	(56,127)	(262,785)	208,476	(826,391)
(Loss) income per share
Basic	(0.01)	(0.03)	0.02	(0.08)
Diluted	(0.01)	(0.03)	0.02	(0.08)

	Fiscal Quarters

Year Ended January 2, 2005	First	Second	Third	Fourth

Net sales	$35,011,262	$37,922,212	$38,735,016	$49,202,058
Cost of sales and related occupancy costs	14,374,506	15,909,052	15,650,631	19,385,710
Operating (loss) income	(296,952)	(1,225,141)	(390,845)	1,281,387
Net (loss) income	(499,841)	(1,529,224)	(821,583)	776,831
(Loss) income per share
Basic	(0.05)	(0.15)	(0.08)	0.08
Diluted	(0.05)	(0.15)	(0.08)	0.08

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Caribou Coffee Company, Inc. and Affiliates
        We have audited the consolidated financial statements of Caribou Coffee Company, Inc. and Affiliates (A Majority Owned Subsidiary of Caribou Holding Company Limited) (the Company) as of January 2, 2005 and December 28, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended January 2, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 25, 2005

CARIBOU COFFEE COMPANY, INC. AND AFFILIATES
Item 16(b) — Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at	Additions
	Beginning of	Charged to		Balance at
Years ended:	Year	Expense	Deductions	End of Year

December 29, 2002
Allowance for doubtful accounts	$58,000	$41,200	$80,300	$18,900
Deferred income tax asset allowance	$7,731,311	$—	$1,096,751	$6,634,560
December 28, 2003
Allowance for doubtful accounts	$18,900	$16,000	$—	$34,900
Deferred income tax asset allowance	$6,634,560	$317,268	$—	$6,951,828
January 2, 2005
Allowance for doubtful accounts	$34,900	$—	$—	$34,900
Deferred income tax asset allowance	$6,951,828	$820,293	$—	$7,772,121

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                                Shares
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Thomas Weisel Partners LLC
SunTrust Robinson Humphrey
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND REGISTRATION
        The following sets forth the various expenses and costs (other than the underwriting discount) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fee of the Securities and Exchange Commission and the filing fee of the National Association of Securities Dealers, Inc.:

Amount to be
paid by the
Description	Company

SEC Registration Fee	$10,593
NASD Filing Fee	9,500
Blue Sky Fees and Expenses	*
Printing Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
        The Registrant’s articles of incorporation provide that each of its directors shall not be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 of the Minnesota Business Corporation Act or Section 80A.23 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the articles of incorporation became effective.
        The Registrant’s articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize any further limitation of the liability of a director, then the liability of a director is eliminated or limited to the fullest extent permitted by the amended act. Further, the Registrant’s bylaws provide that it shall indemnify its directors and officers to the maximum extent permitted by law.
        Section 302A.521 of the Minnesota Business Corporation Act requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Registrant against judgment, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Registrant, or in the case of performance by a director, officer, employee or agent of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3 requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.
        The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements may require it, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms.
        Reference is also made to Section 6 of the underwriting agreement filed as Exhibit 1.1 hereto, which indemnifies the Registrant’s directors and officers against certain liabilities.
        The Registrant carries directors’ and officers’ liability insurance covering its directors and officers.
        Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, it has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
        Since January 1, 2002, the Registrant has issued and sold the following unregistered securities:

1.	The Registrant has granted stock options to selected employees under its 2001 Stock Option Plan covering an aggregate of 1,663,700 shares of common stock, par value $0.01 per share, at a weighted average exercise price of $9.56 per share. During this period, options covering an aggregate of 8,300 shares granted under our 1994 Stock Awards Plan and our 2001 Stock Option Plan have been exercised for an aggregate sale price of $59,000.

2.	On December 2, 2003, the Registrant sold 411,672 shares of common stock, par value $0.01 per share, at $8.94 a share for an aggregate sale price of $3,680,348 to 27 investors. The shares were offered and sold only to accredited investors, as defined in Rule 501 under the Securities Act. Appropriate legends were affixed to the stock certificates issued in these transactions, and there was no general solicitation or advertising.

3.	On December 28, 2003, the Registrant issued 2,237 shares of common stock, par value $0.01 per share, valued at $8.94 per share to an employee in connection with the commencement of employment.

4.	On June 29, 2005, the Registrant issued to Michael J. Coles, our Chief Executive Officer and President, 75,000 shares of our common stock, par value $0.01 per share, in connection with entering into an amended and restated employment agreement with Mr. Coles. An appropriate legend was affixed to the stock certificate issued in this transaction.
        The issuances described in paragraph (1) above in this Item 15 were exempt from registration under the Securities Act in reliance on either (a) Rule 701 under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (b) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.
        The sale and issuance of securities in the transactions described in paragraphs (2), (3) and (4) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENTS
        (a) The following are exhibits to this registration statement:

Exhibit
Number		Description of Exhibits

1.1	—	Form of Purchase Agreement.*
3.1	—	Form of Amended and Restated Articles of Incorporation of the Company.*
3.2	—	Form of Amended and Restated Bylaws of the Company.*
4.1	—	Form of Registrant’s Common Stock Certificate.*
5.1	—	Opinion of Dorsey & Whitney LLP regarding the validity of the securities being registered.*
10.1	—	1994 Stock Awards Plan.
10.2	—	Form of 1994 Stock Awards Plan Stock Option Grant and Agreement.
10.3	—	2001 Stock Incentive Plan.
10.4	—	Amendment No. 1 to the 2001 Stock Incentive Plan.
10.5	—	Form of 2001 Stock Incentive Plan Stock Option Grant and Agreement.
10.6	—	2005 Equity Incentive Plan.*
10.7	—	Summary of Senior Executive 2005 Supplemental Bonus Plan.
10.8	—	Summary of Annual Support Center and Field Management Bonus Plan.
10.9	—	Amended and Restated Employment Agreement between Caribou Coffee Company, Inc. and Michael J. Coles, dated June 29, 2005.
10.10	—	Bonus Compensation Agreement between Caribou Coffee Company, Inc. and Michael J. Coles dated June 29, 2005.
10.11	—	Employment Agreement between Caribou Coffee Company, Inc. and George E. Mileusnic, dated July 18, 2005.
10.12	—	Employment Agreement between Caribou Coffee Company, Inc. and Amy K. O’Neil, dated July 18, 2005.
10.13	—	Form of Directors and Officers Indemnification Agreement.*
21.1	—	List of Subsidiaries.
23.1	—	Consent of Dorsey & Whitney LLP (included as part of Exhibit 5.1).*
23.2	—	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	—	Power of Attorney (included on signature page).

*	To be filed by amendment.
        (b) Financial Statement Schedules.
        Schedule II — Valuation and Qualifying Accounts and Reserves

ITEM 17.	UNDERTAKINGS
        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn Center, State of Minnesota, on July 19, 2005.

Caribou Coffee Company, Inc.

By:	/s/ Michael J. Coles

Name: Michael J. Coles
Title: Chief Executive Officer and President
POWER OF ATTORNEY
        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Coles and George E. Mileusnic, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any registration statement (or amendment thereto) related to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on this nineteenth (19th) day of July, 2005 in the capacities indicated.

/s/ Michael J. Coles Michael J. Coles	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)

/s/ George E. Mileusnic George E. Mileusnic	Chief Financial Officer (principal financial officer)

/s/ Michael E. Peterson Michael E. Peterson	Controller (principal accounting officer)

/s/ Charles H. Ogburn Charles H. Ogburn	Director

/s/ Charles L. Griffith Charles L. Griffith	Director

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

1.1	—	Form of Purchase Agreement.*
3.1	—	Form of Amended and Restated Articles of Incorporation of the Company.*
3.2	—	Form of Amended and Restated Bylaws of the Company.*
4.1	—	Form of Registrant’s Common Stock Certificate.*
5.1	—	Opinion of Dorsey & Whitney LLP regarding the validity of the securities being registered.*
10.1	—	1994 Stock Awards Plan.
10.2	—	Form of 1994 Stock Awards Plan Stock Option Grant and Agreement.
10.3	—	2001 Stock Incentive Plan.
10.4	—	Amendment No. 1 to the 2001 Stock Incentive Plan.
10.5	—	Form of 2001 Stock Incentive Plan Stock Option Grant and Agreement.
10.6	—	2005 Equity Incentive Plan.*
10.7	—	Summary of Senior Executive 2005 Supplemental Bonus Plan.
10.8	—	Summary of Annual Support Center and Field Management Bonus Plan.
10.9	—	Amended and Restated Employment Agreement between Caribou Coffee Company, Inc. and Michael J. Coles, dated June 29, 2005.
10.10	—	Bonus Compensation Agreement between Caribou Coffee Company, Inc. and Michael J. Coles dated June 29, 2005.
10.11	—	Employment Agreement between Caribou Coffee Company, Inc. and George E. Mileusnic, dated July 18, 2005.
10.12	—	Employment Agreement between Caribou Coffee Company, Inc. and Amy K. O’Neil, dated July 18, 2005.
10.13	—	Form of Directors and Officers Indemnification Agreement.*
21.1	—	List of Subsidiaries.
23.1	—	Consent of Dorsey & Whitney LLP (included as part of Exhibit 5.1).*
23.2	—	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	—	Power of Attorney (included on signature page).

*	To be filed by amendment.